OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Currency Tracking Technologies, LLC

2240 Woolbright Road
#403
Boynton Beach, FL 33426

www.currencytracking.com



10000 units of Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.


THE OFFERING

Maximum 1,070,000* membership interest ($1,070,000)

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Minimum 10,000 membership interests ($10,000)


Company	Currency Tracking Technologies, LLC
Corporate Address	2240 Woolbright Road, #403 Boynton Beach, FL 33426
Description of Business	Developing proprietary software applications and systems for recording and managing information on U.S. currency.
Type of Security Offered	Membership Interests
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

Currency Tracking Technologies, LLC will offer 10% additional bonus interests for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any interests they purchase in this offering. For example, if you buy 100 Membership Interests at $1 / membership interest, you will receive 110 membership interests, meaning you'll own 110 membership interests for $100.   Fractional interests will not be distributed and bonuses will be determined by rounding down to the nearest whole number.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Development Stage

CTT is a development stage company that plans to develop a currency scanning platform for law enforcement that will incorporate a shared secure network and database. The system and technology will be based on advancing the initial success of a legacy company that had developed a standalone currency scanning platform that was used by law enforcement. The Company has identified the specific user requirements and product features, the system framework and components, technology partners and software applications, the security protocols, the data elements to be captured, and the standard reports that will be available. With the funds from the crowdfunding offering, CTT will develop the system that has been designed. The estimated timeline to develop CTT's system is three to six months, with a planned rollout in mid 2020.

Business Strategy

CTT's business strategy is to develop proprietary currency tracking software applications and market these solutions initially to the massive U.S. market of law enforcement agencies and the intelligence community. These applications will provide a critical tool to help solve certain crimes that are currently the primary focus throughout the world, particularly drug trafficking and the financing of terrorist activities. CTT will develop a secure wide area network (WAN) and database where currency information from its client members is stored and made accessible. The Company will form a business relationship with a reputable hardware manufacturer and service organization to provide the advanced intelligent currency counter and optical scanner to interface with CTT's proprietary software. CTT will not have to provide hardware repair or maintenance service, but instead will focus on user training, customer service and satisfaction, and its core expertise, software development and the enhancement of existing applications. Sales will primarily be derived from upfront and ongoing software licensing fees, as well as taking a percentage of the hardware sold.

Target Market

The market for advanced currency validation, recording and tracking systems is highly specialized and emerging, as law enforcement and intelligence agencies increasingly rely on standardized data sharing networks to collaborate in identifying, investigating and solving crime. A comprehensive secure information sharing platform designed to collect, manage and exchange near real-time information related to marked currency confiscated or employed in criminal investigations will be an adjunct to existing crime data networks, particularly if the network has integration capability. As the centralized electronic records database of currency information becomes established, it will likely become the primary national repository for currency intelligence information for law enforcement agencies nationwide.

The U.S. market for CTT's currency tracking software comprises law enforcement agencies and the intelligence organizations, representing approximately 20,000 physical locations between all local, state and federal jurisdictions. According to a Bureau of Justice Statistics survey from 2008, there are approximately 17,895 local and state law enforcement agencies in the U.S. with an estimated 810,000 sworn officers. The 50 largest police departments in the U.S., based on the number of sworn officers, have an estimated 506 precincts. The top 50 sheriff's departments in the U.S. have an estimated 509 offices. The number of state police troop stations in the U.S. is estimated at 1,296. The 73 federal law enforcement agencies, including the FBI, ICE, ATF, U.S. Secret Service, DHS, DEA, Border Patrol and others have an estimated 597 field offices and employ approximately 120,000 officers. Combined, the top 50 police departments, top 50 sheriff's departments, 50 state police patrol stations, and federal law enforcement agency field offices have an estimated total of 2,908 physical locations.

With virtually no competition (to our knowledge), CTT is well positioned to be a dominant player in the field of currency tracking, with an enormous addressable market potential over the next 10 years and long term sustainable revenue generation. Law enforcement will represent the largest potential market, and will be the initial focus of CTT's software products.

Competition

Based on our research, there currently are no direct competitors to CTT, although the hardware manufacturer, Cummins-Allison is beginning to provide currency scanning data to law enforcement in the western district of RISS (Regional Information Sharing Systems). This development under RISS will only further drive law enforcement toward an integrative communications system of currency data. Indirect competition are those companies selling law enforcement products to the same market, or companies selling active or developmental products related to currency validation. Competitive low-tech solutions include pens and hand-held ultraviolet devices. There are also counters which utilize magnetic, ultraviolet, phosphorescent, infrared and other types of detectors and even technologically advanced products such as high-speed banknote counters and sorters that incorporate banknote serial reading and have the capability to capture images, convert to an ASCII format and store this information in a database. To the best of our knowledge, no competitor is marketing the extraction, manipulation and reporting of data on a secure wide area network to multiple users.

Competitive Advantages

CTT will offer a unique product that has several areas of competitive advantage, as follows:

1. CTT has distinguished itself from would-be competitors by creating and delivering a technology that is:

a. Scalable, from site-specific to worldwide net-centric operations;

b. Easily interfaced with existing systems; and

c. Supported by worldwide hosting, infrastructure, installation, maintenance and secure communications

2. CTT will maintain the knowledge and expertise that the founding partners bring to the company by hiring and maintaining knowledgeable and expert staff.

3. Finally, the CTT team has a unique combination of prior experiences and education that will allow us to bring the product to market.

Liabilities and Litigation

The Company has no liabilities and has no pending or threatened litigation.

The team

Officers and directors

Brian Carey	CFO
Pablo Lavigna	CTO
Fred Rustmann, Jr.	Chairman
David Young	President, COO
Keith Duffy	CEO
Elena Fuller	Co-Founder

Brian Carey
Brian is an entrepreneur and business development specialist who built and ran a successful accounting, tax and business management firm for over 30 years. He started a financial management/insurance and investment firm in 1984, then

expanded it to add accounting, tax preparation and business planning and management services in 1986 called Carey Associates Accounting and Tax Services. More recently, Brian was the owner and manager of BCGR Tax and Financial Services. This company also provides business start-up and development services to a limited number of client/partner companies. He holds a Bachelor's Degree from Penn State University. Work History: President and CEO, Keystone Business Development Partners, LLC - (2013 to Present) CFO, Currency Tracking Technologies, LLC – December 2017 to Present. (5 hours a week, will be full time once funded).

Pablo Lavigna
Pablo has over fifteen years of experience in the Information Technology and Software Engineering field. He developed extensive experience as Director of Information Technology operations at a private firm. He has developed and implemented network security procedures and developed software for multiple industries. He holds several Microsoft and CompTIA certifications including Microsoft Certified System Engineer (MCSE), Microsoft Certified System Administrator (MCSA), and Microsoft Certified Professional (MCP), and CompTIA Security+. He attended Florida International University where he earned his degree in Information Technology and Business with Magna Cum Laude Honors. Work History: IT Manager, Purchasing Director (B&K Installations), January 2014 to May 2018 CTO (Currency Tracking Technologies), May 2018 to present (40-45 hours/week) Consultant (American Manufacturing Services), May 2018- Present (10/15 hours/week)

Fred Rustmann, Jr.
Fred is the founder and chairman of CTC International Group. Fred retired from the CIA Clandestine Service as a member of the Senior Intelligence Service after a career spanning more than 24 years with assignment posts to eight countries in Asia, Europe and Africa. He was heavily involved in the collection of foreign intelligence from human and technical sources. Work History: Fred Rustmann is now retired. He has spent the last three years doing some work for the CIA, but mostly writing his book. He cannot disclose exactly what he was doing as you can understand, but he spent a lot of time writing his new book over the past three years. As Chairman of CTT, he would attend Board meetings and receive committee reports. which is not a full time job.

David Young
A seasoned law enforcement professional, Dave has over 35 years of experience involving complex criminal investigations working in Pennsylvania, often with national agencies, overseeing organized crime, highway interdiction, terrorism, drug trafficking, counterfeiting, human trafficking, and civil/criminal forfeiture. He has served in various positions within the Pennsylvania State Police, and is currently the acting Deputy Commissioner of Administration and Professional Responsibility and a Detective at the Montgomery County District Attorney's Office. Dave received a certification from the FBI National Academy and has a Bachelor of Science Degree in Administration of Justice from Penn State University. Work History: David Young is now retired from his past position as a Detective with the Montgomery County District Attorney's Office (April 2012 until he retired this year May 2018). David anticipates spending full time on CTT as soon as we have our funding in place.

Keith Duffy

Keith has over thirty years of experience in investment banking, finance, strategic planning and operations, and has been a principal in a number of start-up companies. Keith was the founder and CEO of two bank holding companies, a software development company and a biotech company now trading on NASDAQ. He has held a variety of management, accounting and finance positions over the years. He has been a licensed securities broker and currently holds a real estate license and a NMLS mortgage broker's license in Florida. He has served on the Florida Bar Grievance Committee. Keith attended Wake Forest University and Rollins College, where he earned a B.A. in Business Administration and Mathematics in 1982. Work History: Ancient Investments, LLC, Boca Raton, Florida Managing Member November 2013 – Present Currency Tracking Technologies, LLC, Boynton Beach, Florida CEO October 2016 – Present Water Management Solutions, LLC, Miami Gardens, Florida CEO January 2017 - Present AEGEA, Inc. President/CEO March 2012 - Present Currently, Keith dedicates 40 hours a week to CTT, and around 15 additional hours for other responsibilities.

Elena Fuller

Elena Fuller is the founder and organizer of Currency Tracking Technologies. She has over 30 years of business experience. Originally from Peru, Ms. Fuller is a Hispanic American who has also been involved in philanthropic and humanitarian work in the United States, South America, India and Haiti for over 20 years. Through her experiences and interaction with people who were preyed upon and exploited by criminal enterprises, particularly those devastated by drugs and violence, she developed a deep appreciation for the role of law enforcement in helping individuals escape dire situations. She understood that these unlawful activities, including human trafficking, were funded through illicit cash transactions. Ms. Fuller envisioned developing a software application to assist law enforcement in tracking cash to fight crime. Through her contacts, a management team was assembled, and the initial capital raised. Work History: Ms. Fuller has held a number of responsible positions in the hospitality industry, most recently working in operations for the Ritz-Carlton Hotel Company (November 2007- present). She joined the Currency Tracking Technologies as the managing director in July 2016. She currently splits her time by spending 4 days a week on the Ritz Carlton Hotel Company and dedicates around 20% of her time to Currency Tracking Technologies.

Number of Employees: 6

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company is in its developmental stage and has no operating history.** The

Company was formed in July 2016. The business plan of the Company provides for it to develop and provide software products and services that enable law enforcement and the intelligence community to detect or solve crime related to tracking currency. The Company has no operating history upon which an evaluation of its business plan or its performance and prospects can be made. The Company has no revenue, and during its initial roll out is expected to experience losses and negative cash flow. The business and prospects of the Company must be considered in the light of the risks encountered by companies in their start-up stages of development, particularly companies involved in developing software solutions. Some of these risks are related to the Company's ability to: 1. Develop functional and scalable products and services; 2. Attract law enforcement related customers seeking a technology provider as a critical component in detecting or solving currency related crimes; 3. Establish its brand name recognition and market the advantages for its products and services; 4. Attract and retain strategic partners; 5. Respond to competitive developments from both direct and indirect sources; 6. Successfully develop and introduce new services and products; 7. Attract, retain and motivate qualified personnel, and 8. Implement, upgrade and enhance technologies to accommodate a large volume of transaction and data storage. There are no assurances that the Company can successfully address these challenges. If it is unsuccessful, the Company and its business, financial condition and operating results could be materially and adversely affected. The current and future expense levels of the Company are based largely on estimates of planned operations and future revenues rather than experience. It is difficult, however, to accurately forecast future revenues because the business of the Company is new and its market has not been developed. The Company may be unable to adjust its spending in a timely manner to compensate for any revenue shortfall. Thus, any significant shortfall in revenues would immediately and adversely affect the business, financial condition and operating results of the Company.

- **The Company will be dependent on key personnel, outside software and hardware products, and to a certain extent, hardware service providers.** The success of the Company depends on its ability to identify, hire, train and retain highly qualified, specialized and experienced management, technical personnel, and an effective sales and marketing team. In addition, as the Company introduces new products or services, it may need to hire additional personnel. Currently, competition for personnel with the required knowledge, skill and experiences is intense, and the Company may not be able to attract, assimilate or retain such personnel. The inability to attract and retain the necessary managerial, technical and sales and marketing personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. Additionally, the Company depends and will continue to depend upon the services and products of outside software and hardware companies in order to successfully pursue the business plan of the Company. As part of the Company's normal operations, it may purchase, license or lease software, hardware and networking products from third party commercial vendors. The Company obtains many of its software, networking and database management components from third parties. These products may not continue to be available on commercially reasonable terms, or at all. The loss of these products could result in delays in the sale of our services until equivalent technology, if available, is identified, procured and integrated, and these delays could result in lost revenues. Some of the key components of the Company's services are available only from sole or limited sources. Further, to the extent that the vendors from whom the Company purchases these products increase their prices, the gross margins of the Company could be negatively impacted. If the availability of those products or services cannot be maintained, the Company may be subject to material adverse effects on its business, results of operations and financial condition of the Company.

- **The Company must manage its growth and entry into new business areas.** If the initial response to the Company's products and services exceeds the Company's capacity to perform timely and efficiently, then the Company must expand its operations accordingly and swiftly. Management of the Company believes that establishing industry leadership requires the Company to: 1. Test, introduce and develop new services and products including enhancements to its existing solutions; 2. Develop and expand the breadth of products and services offered, as the Company will depend on continued improvements in its programs and systems; 3. Develop and expand its market presence through relationships with third parties; and 4. Generate satisfactory revenues from such expanded service or products to fund the foregoing requirements while obtaining and maintaining satisfactory profit margins. To be able to expand its operations in a cost-effective or timely manner and increase the overall market acceptance of its products and services in this manner, the Company will need additional capital and technical and managerial human resources. These additional resources may not be available to the Company. Failure of the Company to timely and efficiently expand its operations and successfully achieve the four requirements listed above could have a material adverse effect on the business, results of operations and financial condition of the Company.

- **Governmental Regulations and Legal Uncertainties.** Currently the Company is not subject to any direct federal, state or local government regulation that is not applicable to businesses generally, however, the Company will be heavily involved in working with government agencies related to law enforcement and intelligence. The management of the Company believes that governmental regulations will play a significant role in the areas of security, and confidentiality of information maintained by the Company. As government adopts new laws and regulations, the Company will have to adapt to the changes they produce. These uncertainties pose risks to the Company that can result in unforeseen consequences that could materially and adversely affect the business, results of operations and financial condition of the Company.

- **Evolving government regulations affecting the use of the internet may adversely affect the costs of doing business.** Since the business of the Company is dependent on secure internet communications, as new local, state, national or international laws or regulations are adopted, growth in the usage or the acceptance of Internet based commerce may decrease, which could, in turn, decrease the demand for the services and increase the costs of the Company or otherwise have a material adverse effect on the business, results of operations and financial condition of the Company. Among the possible areas of regulation are privacy, libel, obscenity and the protection of the interests of minors. Evolving government tax regulations may affect Internet based commerce that may reduce the future earnings of the Company. Tax authorities in a number of states are currently reviewing the appropriate tax treatment of companies engaged in Internet based commerce. New state tax regulations may subject the Company to new or additional state sales, use, franchise, excise or similar privilege and income taxes. Governmental regulation and the application of existing laws to the Internet may slow the internet's growth, increase our costs of doing business and potentially create liabilities for the Company. The application of existing laws and regulations to Internet services, related communications services and information technologies, and electronic commerce is also beginning to emerge and is unsettled. For example, it may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications and taxation apply to the Internet and to related services such as those the Company seeks to provide to its customers. The uncertainty concerning the application of existing laws and regulations to the Internet could limit the ability of the Company to operate, expose the Company to compliance costs and substantial liability, and result in costly and time-consuming litigation.

- **Additional capital may be required.** Management anticipates that the existing capital resources of the Company, including the net proceeds from this offering, will be sufficient to complete initial development and testing of the Company's software and systems and to allow the Company to launch its products and commence operations. In case the development process takes longer than expected, additional software or equipment is needed for purchase, or sales do not occur as planned, additional capital will be required in order for the Company to remain in operation. There is no assurance that the Company will be able to raise the additional capital that will be required. Furthermore, any equity or debt financings, if available at all, may be on terms which are not favorable to the Company (and therefore its members) and, in the case of a new equity offering by the Company, existing members will be diluted unless they purchase their proportionate part of the equity offering. If adequate capital is not available on economically viable terms and conditions, the Company's business, operating results and financial condition will be materially, adversely affected.

- **Restrictions on transferability of Units of membership interest in the Company will make the investment illiquid.** The restrictions on transferability and the option of the Company to repurchase their shares if they dispose of them or seek to dispose of them in any manner. These restrictions on transferability and option in favor of the Company render investment in the Units totally illiquid. There will be no market for the Units and a disposition of the Units may not be possible for a long period of time. Therefore, persons requiring liquidity should not subscribe.

- **The Company may require continued improvements in its software and systems.** An unexpectedly large increase in the volume or pace of traffic and data from its customers may require the Company to provide expanded services and further upgrade its technology, support systems and network infrastructure. The Company may be unable to accurately project the rate or timing of increases, if any, in the use of the Company's systems or expand and upgrade its infrastructure in a timely manner to accommodate such increases. If the Company experiences significant growth in the number of users and the level of use, the network infrastructure may not be able to continue to support the demands placed on it by such growth. There may be delays in the development or adoption of new standards and protocols required to handle increased levels of security or increased governmental regulation. If the Company is unable to timely and efficiently respond to increased demands on its systems and infrastructure, or if the Company is unable to handle increases in the growth of its users and data, the Company's business, operating results and financial condition will be materially, adversely affected.

- **The Company must be marketed as an essential standard product for currency tracking for law enforcement and intelligence community.** Management believes that its brand needs to become recognized as a fundamental and necessary part of law enforcement and the intelligence community in their daily operations. The Company's business model is based on continual penetration of this vast market. Significant funds may need to be expended to launch the Company's products. Development and awareness of the Company's brand name will depend largely on the ability of the Company to obtain a leadership position by making its services known. There is no assurance that the Company will be able to gain widespread acceptance among prospective customers for its product and service offerings. A failure by the Company to develop its brand name and have its products recognized as essential would have a material adverse effect on the business, results of operations and financial condition of the Company.

- **Success of the Company is dependent upon it keeping pace with the advances in technology.** The Company's software products and systems may be impacted by rapid changes in technology, including changes in user and customer requirements, frequent new product introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's systems and technology obsolete. The performance of the Company will depend, in part, on its ability to continue to enhance its existing services, develop new technology that addresses the increasingly sophisticated and varied needs of the users of the Company's systems, license leading technologies and respond to technological advances and emerging industry standards and practices on a timely and cost effective basis. The development of the Company's infrastructure and other proprietary technology entails significant technical as well as business risks. The Company may be unsuccessful in using new technologies effectively or adapting its systems or other proprietary technology to the requirements of its users or to emerging industry standards. If the Company is unable to adapt to these changes, events and demands of its customers, its business, results of operations and financial condition could be materially and adversely affected.

- **The Company is vulnerable to interruptions of its communications systems.** Although the Company will plan on maintaining redundant local and offsite backup servers, these systems may still be vulnerable to interruption by damage from fire, earthquake, flood, power loss, telecommunications failure, break-ins and other events beyond the control of the Company. The Company anticipates that interruptions will occur in the future. In the event that the Company experiences significant system disruptions, the business, results of operations and financial condition of the Company would be materially and adversely affected. The ability of the Company to provide its customers with uninterrupted access to its systems depends upon the capacity, scalability, reliability and security of its network infrastructure. That network infrastructure is obtained from telecommunications network suppliers. If these telecommunications network suppliers sustain adverse business or operating conditions, the Company's systems may be unavailable for an indeterminable time resulting in the Company being required to replace the services and support of the Company's customers. In the event that such replacement becomes necessary, the Company will likely experience significant disruptions in its communications systems and the use of the hosting facility, resulting in the business, results of operations and financial condition being materially adversely affected.

- **The Company could face liability or disruption from security breaches and other electronic problems.** The Company's products and services involve the storage and transmission of critical, secure and proprietary information. The Company's computer infrastructure is potentially vulnerable to both physical and electronic invasions, such as virus attacks and security breaches. The Company will be required to expend significant capital and other resources to defend against, and lessen or correct the adverse effects of, these invasions. Any such invasion could result in claims for significant damages being asserted against the Company by one or more third parties and disrupt all or part of the operations of the Company. A person who is able to circumvent the security measures employed by the Company could misappropriate proprietary information of the Company's customers; could alter or destroy the information of the customers of the Company or of the Company itself; jeopardize the confidential nature of information transmitted over the internet through the Company's systems; or cause interruptions of the operations of the Company. Concerns over the security of internet and the sensitive information managed by the Company could damage the reputation of the Company with its customers and potential customers and also inhibit the growth of the business the Company seeks to have conducted through its secure network. To the extent that the activities of the Company or those of third party contractors involve the storage and transmission of proprietary information such as law enforcement records, security breaches could expose the Company to risk of substantial financial losses, significant litigation costs and other claims. Any of these events or circumstances could have a material adverse effect on the business, results of operations and financial condition of the Company.

- **Misappropriation of the intellectual property and proprietary rights of the Company could impair the competitive position of the Company.** The success of the Company will depend upon is proprietary systems and technology, including the proprietary technology developed by the Company secured by numerous patents. The legal protections available to the Company can afford only limited protection, and these means of protecting the intellectual property of the Company may be inadequate. The Company relies and will continue to rely on patent, trademark, trade secret and copyright laws, confidentiality agreements, employment agreements, work for hire agreements, and technical measures to protect its intellectual property. The Company cannot assure that the steps taken by it will prevent misappropriation of its technology or that the agreements entered into for that purpose will be enforceable. Effective trademark, service mark, copyright and trade secret protection may not be available in every jurisdiction in which the Company's products and services are made available online. The intellectual property of the Company may be subject to even greater risk in foreign jurisdictions, as the laws of many countries do not protect intellectual property to the same extent as the laws of the United States. As part of its confidentiality procedures, the Company generally will enter into agreements with its employees and consultants and limit access to its trade secrets and technology. The Company cannot assure or assume, however, that former employees will not seek to start or enhance other competing products or services to the detriment of the Company, its business, results of operations and financial condition. Nevertheless, management believes that the technical and creative skills of its personnel, continued development of its proprietary systems and technology, as well as brand name recognition and development are more essential in establishing and maintaining a competitive market position. Despite efforts to protect its proprietary rights, unauthorized persons may attempt to copy aspects of its products or services or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of its proprietary rights is difficult and requires constant attention. The Company may be required to spend significant resources to monitor and police our intellectual property rights. The Company may not be able to detect infringement and may lose its competitive position in the market before it is able to ascertain any such infringement. In addition, competitors may design around the Company's proprietary technology or develop competing technologies. Intellectual property litigation has become prevalent in the software field. Such litigation may be necessary in the future to enforce the intellectual property rights of the Company, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement by the Company. Other companies, including competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with the ability of the Company to make, use or sell its products and services. Any such litigation by or against the Company, whether the claims are valid or not, could result in the Company incurring substantial costs and diversion of resources, including the attention of senior management. If the Company is unsuccessful in such legal proceedings, the Company could be subjected to significant damages; be required to license technology that is critical to the operations of the Company, if a license is available at a cost which the Company can pay; or be required to develop replacement technologies at substantial cost to the Company in money and time. Any of these results could materially and adversely affect the business, results of operations and financial condition of the Company.

- **The Company has broad discretion in the use of the offering proceeds.** The Company has broad discretion with respect to the specific application of the net proceeds of this offering. Currently, the Company intends to apply the net proceeds of this offering toward development of its software, systems and related technology, marketing and brand name development, and working capital for operations. There can be no assurance that determinations ultimately made by the Company relating to the specific allocation of the net proceeds will permit the Company to achieve its business objective. (See "Use of Proceeds).

- **Our actual results could differ from forward-looking statements in this memorandum.** This prospectus contains forward-looking statements based on current expectations which involve risks and uncertainties. The actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including the risk factors set forth above and elsewhere in the prospectus. The cautionary statements made in this prospectus should be read as being applicable to all forward-looking statements wherever they appear in this prospectus.

- **Arbitrary Determination of Offering Price.** The offering price of the Units was arbitrarily determined by the Company. Among the factors considered by the Company in establishing the offering price of the Units were the proceeds to be raised by the Company, the percentage of ownership to be held by investors in this offering, the experience of the Company's management, the potential for growth in the industry and the Company, and the current market conditions in the capital markets. Accordingly, there is no relationship whatsoever between the offering price and the assets, earnings or book value of the Company, or any other recognized criteria of value.

- **No Assurance of Appreciation, Profit or Distributions.** The Company cannot assure you that its business will operate at a profit, whether or when we will generate sufficient cash flow available for distribution to its members, or that Company assets will appreciate in value or be sold at a profit. The Company's primary source of cash available for distribution will be revenues from Company operations. The Manager is authorized to incur indebtedness on behalf of the Company to pay costs incurred in conducting and completing the Company's activities, to establish and maintain reserves for working capital, taxes, insurance and other costs and expenses, to make additional investments in and loans to the Company, and to use Company revenues to pay the organization and Offering costs. The use of Company revenues for such purposes may delay your receipt of available cash distributions from the Company indefinitely, and may require you to report and pay tax on Company income without having received contemporaneous cash distributions, even if the Company is profitable.

- **Risks Related to Blockchain or Distributed Ledger Technology (DJT)** Blockchain data security is vulnerable to unauthorized or malicious access if the private or public keys are hacked or if the credentials required to access the data are compromised. As with any database, the integrity of the information is contingent upon authorized access, proper cyber and other security, and, of course, the accuracy and quality of the data being input into the blockchain. Security weaknesses at endpoints, called nodes, i.e. at user access devices such as computer or mobile phones, may create the opportunity for exposing confidential credentials resulting in the potential for hacking and data corruption. It is during the process of accessing the blockchain that the data is most vulnerable. Although it is impossible to access data within a blockchain without the right combination of public and private keys, a hacker who somehow obtains access to these keys through a weak point in the entire system could affect the content of the database. Security vulnerabilities that that make any devices susceptible to malware may also expose a blockchain to hackers. Blockchain keys that are stored, entered or displayed unencrypted, may be captured by hackers. Vendors providing blockchain services may have weak security, flawed code, inadequate scalability, and personnel vulnerabilities, and can expose blockchain credentials and data to unauthorized persons. Reliance on a third-party blockchain solution for data storage and security may be catastrophic if the vendor is not proven or trustworthy. Without the proper vetting, the Company may be exposed to corruption or loss of data. Vendors who do not exercise best practices in terms of security, systems and controls, as verified by a third-party auditor, may cause a compromise in the blockchain ecosystem and the Company's data. Because blockchain technology is relatively new for use in data security, there is a lack of standards and regulation, which may make systems with interacting technologies difficult to integrate. Nonstandard technology including a lack of protocols may make it more difficult to effectively integrate new technologies and address potential security risks. Because each blockchain is unique and private, sharing of challenges and solutions will be limited, which may extend the timeframe of integration. Unless the Company effectively determines which data should and should not be on a blockchain, data may unnecessarily be exposed to additional vulnerability. Information that does not need to be shared or does not relate to creating an immutable chain of evidence or recordkeeping that becomes part of the blockchain may be subject to risks that were previously managed by central intermediaries, since blockchain enables peer-to-peer transfer of information over the blockchain network using smart contracts for straight-through processing which cannot be reversed.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Elena Fuller, 82.64% ownership, Membership Interest

Classes of securities

- Membership Interest: 8,930,000

Voting Rights

The holders of units of the Company's membership interest are entitled to one vote for each unit held of record on all matters submitted to a vote of the members.

Distributions

The Manager(s) may make distributions of the available cash of the Company in their sole discretion. Available Cash shall be distributable to the Members in proportion to their respective membership percentage interests. The payment of distribution will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of membership interest are entitled to share ratably in all of our assets remaining after payment of liabilities and the return of capital to the extent of balances in the capital accounts.

Distribution of K-1's to Members

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

For a complete set of rights and preferences, please see the Operating Agreement attached as Exhibit F to the Offering Document.

What it means to be a Minority Holder

Although each member will be entitled to vote their membership units regarding corporate matters that may arise that require a vote of the members, the Managing

Member(s) have been given a great deal of discretion to properly manage and control the business and affairs of the Company.

Dilution

Management anticipates that the existing capital resources of the Company, including the net proceeds from this offering, will be sufficient to complete initial development and testing of the Company's software and systems and to allow the Company to launch its products and commence operations. In case the development process takes longer than expected, additional software or equipment is needed for purchase, or sales do not occur as planned, additional capital will be required in order for the Company to remain in operation. In the case of a new equity offering by the Company, existing members will be diluted unless they purchase their proportionate part of the equity offering. Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL

INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition

Results of Operation

Currency Tracking Technologies, LLC ("CTT") is a software development company that began business activity in November of 2017 with the receipt of contributed capital from its LLC members along with expenditures related to the organization of the company. The Company has not yet generated any revenue and does not anticipate doing so until it have completed the building and delivery of its currency tracking network and database system, which is anticipated in the third quarter of 2020. Based on our existing liquidity and the anticipated capital raise, CTT can complete is software development and have enough working capital to market the product and fund operations for at least one year without revenue generation. The estimated time from to develop the system is six to nine months, with an additional three to six months to beta test and roll out the system. The cost to complete the system is estimated to be almost $500,000 with the balance of the $1 million in funding for working capital and marketing. Once the system has been developed, sales to law enforcement will begin.

Financial Milestones

The Company will invest approximately $500,000 to complete the development of its currency tracking system over a period of four to six months. Additional funds will be used to cover overhead and for marketing to roll out the product to law enforcement agencies across the U.S. Thereafter, management currently forecasts revenue of $1.1 million, $4.9 million and $9.5 million for years one through three, respectively beginning in 2019.

	Year 1	Year 2	Year 3	Year 4	Year 5
Sales	1,104,175	4,967,550	9,476,075	14,404,075	23,643,575
Less: Cost of Goods Sold	-229,900	-986,550	-1,752,000	-2,964,500	-4,771,900
Gross Profit	874,275	3,981,000	7,724,075	11,439,575	18,871,675
Operating Expenses	-746,575	-1,876,400	-2,969,750	-2,371,500	-3,216,750
Net Operating Income	127,700	2,104,600	4,754,325	9,068,075	15,654,925
Marketing Penetration	0.41%	2.00%	4.58%	8.75%	15.18%

# of Customers	73	286	465	749	1,157

The financial projections are based on 17,985 law enforcement agencies in the U.S. Each agency is placed into one of four tiers related to the number of sworn officers. Each tier is charged a separate licensing fee depending on the size of the agency, from $12,000 to $50,000. Monthly licensing fees are projected to be $200 per unique user.

Liquidity and Capital Resources

The Company will rely on capital infusions, including the StartEngine crowdfunding offering, until it generates revenue, which is anticipated in 2020 after completion of the software development for its currency tracking system. To date, the Company's existing members have contributed enough capital to launch the crowdfunding offering and provide the working capital needed to operate the company until then. The proceeds from the offering will be primarily used to develop and complete the system. The Company has expended approximately $300,000 over the past 24 months for working capital and social media marketing related to the crowdfunding campaign. The Company will use the proceeds from the crowdfunding raise toward completion of the system. If additional capital is needed, the initial CTT investors will continue to support the Company and provide funding. CTT had approximately $55,000 in cash available as of August 31, 2019.

Indebtedness

The Company has no outstanding debt.

Recent offerings of securities

- 2019-08-01, Existing accredited investors, 165000 Membership Interest. Use of proceeds: Marketing and working capital expenses
- 2018-08-01, Existing accredited investors, 240000 Membership interest. Use of proceeds: Marketing and working capital expenses
- 2017-12-01, Existing accredited investors, 1260000 Membership interest. Use of proceeds: Marketing and working capital expenses

Valuation

$8,930,000.00

Valuation Details: The valuation is based on a number of factors, including the know how and experience that was gained from a legacy company that had developed the standalone technology system that was used for years by law enforcement, including multiple DEA offices throughout the U.S., and the work that has taken place to date to design the new systems that will include a secure database and network. The investors in the legacy company, some of which are investors in CTT, had invested well over $5 million, which was used to develop the standalone software and the hardware interface into currency scanners. The Company is filing a provisional patent application with the U.S. Patent and Trademark Office regarding a shared secure network and database using blockchain technology to create an immutable chain of evidence for law enforcement. The determination was also based on the law enforcement contacts that have been established, including within the intelligence community. CTT also acquired some of their plans and business models, none of which is reflected in a book value assessment. In addition, our investors have contributed over $350,000 into the new company for a 20% interest in the new company. The financial projections, which figured into our valuation, are based on conservative market penetration and an assessment from our President and COO, Dave Young, who had a history in using the standalone software in law enforcement and is confident in the market reception to our product.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
Office Equipment		$27,500
Marketing		$32,500
Working Capital	$9,400	$383,300
Programming		$490,000
Legal		$22,500
Scanners		$50,000
Total Use of Net Proceeds	$9,400	$1,005,800

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us approximately twelve months and plan to use the net proceeds of approximately $1,005,800 over the course of that period as follows: software and system development; marketing to launch the company's products; legal fees to complete the various licensing agreements; currency scanners; office equipment; and working capital.

Irregular Use of Proceeds

The Company is not projecting an irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at its website www.currencytracking.com under Investor Relations. The annual reports will be available within 90 days of the end of the Company's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Currency Tracking Technologies, LLC

[See attached]

CURRENCY TRACKING TECHNOLOGIES, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE CALENDAR YEAR ENDED DECEMBER 31, 2017, THE CALENDAR YEAR ENDED DECEMBER 31, 2018, AND THE CALENDAR YEAR-TO-DATE ENDED AUGUST 31, 2019

Together with Independent Certified Public Accountant's Review Report

Brian Isrow, CPA



Currency Tracking Technologies, LLC
Index to Financial Statements
(Unaudited)



Tax Prep LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management and Members
Currency Tracking Technologies, LLC
Boynton Beach, Florida

We have reviewed the accompanying balance sheets of Currency Tracking Technologies, LLC ("CTT") as of August 31, 2019, December 31, 2018 and December 31, 2017, and the related Statements of Income, Expenses, Retained Earnings, Cash Flow and Capitalized Expenses for the respective periods then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards of Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, **we are not aware of any material modifications** that should be made to the accompanying financial statements in order for them to be in conformity with the US financial reporting framework.

Sincerely,

Brian Isrow, CPA
Boca Raton, Florida
September 9, 2019

39 SW 10th Terrace Boca Raton, FL 33486
Voice (561) 715-8181 Fax (407) 906-9966
www.bocataxprep.com

CURRENCY TRACKING TECHNOLOGIES, LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2017, DECEMBER 31, 2018 AND AUGUST 31, 2019
(Unaudited)

	Aug 31, 2019	Dec 31, 2018	Dec 31, 2017
ASSETS			
Current Assets:			
Checking	$ 55,140.91	$ 84,182.09	$ 152,392.70
Deferred Expenses	154,869.89	110,759.91	4,492.30
Total Current Assets	210,010.80	194,942.00	156,885.00
Fixed Assets:			
Office Equipment	7,755.00	7,755.00	3,315.00
Total Fixed Assets	7,755.00	7,755.00	3,315.00
Intangible Assets:			
Organization Costs	7,100.00	5,100.00	-
Marketing Development	36,875.00	21,875.00	-
Funding Costs	6,015.00	5,765.00	-
Funding Marketing Costs	30,800.00	30,800.00	-
Website & Tech Development	44,235.00	24,535.00	-
Website Domain Registration	2,700.00	2,700.00	-
Total Intangible Assets	127,725.00	90,775.00	-
TOTAL ASSETS	**345,490.80**	**293,472.00**	**160,200.00**
LIABILITIES & EQUITY			
Equity			
Member Contributed Capital	360,200.00	300,200.00	160,200.00
Retained Earnings	(6,728.00)	-	-
Net Income	(7,981.20)	(6,728.00)	-
Total Equity	345,490.80	293,472.00	160,200.00
TOTAL LIABILITIES & EQUITY	**$ 345,490.80**	**$ 293,472.00**	**$ 160,200.00**

**See accompanying independent certified public accountants' review
report and notes to financial statements**

2

CURRENCY TRACKING TECHNOLOGIES, LLC
SCHEDULES OF MEMBERS' EQUITY/CONTRIBUTED CAPITAL
AS OF DECEMBER 31, 2017, DECEMBER 31, 2018 AND AUGUST 31, 2019
(Unaudited)

Name	Aug 31, 2019	Dec 31, 2018	Dec 31, 2017
Member-MF	$ 200.00	$ 200.00	$ 200.00
Member-HCE	50,000.00	50,000.00	50,000.00
Member-KG	50,000.00	20,000.00	20,000.00
Member-RSC	20,000.00	20,000.00	20,000.00
Member-PN	35,000.00	20,000.00	20,000.00
Member-CSS	60,000.00	60,000.00	20,000.00
Member-KJT	10,000.00	10,000.00	10,000.00
Member-RC	60,000.00	60,000.00	20,000.00
Member-SV	20,000.00	20,000.00	-
Member-BLH	55,000.00	40,000.00	-
Total Member Contributed Capital	**$ 360,200.00**	**$ 300,200.00**	**$ 160,200.00**

CURRENCY TRACKING TECHNOLOGIES, LLC

STATEMENTS OF CAPITALIZED EXPENSES FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2017, DECEMBER 31, 2018 AND CALENDAR YEAR-TO-DATE ENDED AUGUST 31, 2019

(Unaudited)

	CYE 12/31/17		CYE 12/31/18		CYTD 08/31/19		Overall Total
Expenses:							
Professional Fees							
Consulting Fees	$	3,100.00	$	94,335.39	$	44,109.98	$ 141,545.37
Accounting Fees		-		-		-	-
Website Hosting Fees		-		185.74		-	185.74
Total Professional Fees	$	3,100.00	$	94,521.13	$	44,109.98	$ 141,731.11
Advertising & Marketing							
Production-Adv & Mktg	$	-	$	6,300.00	$	-	$ 6,300.00
Mktg & Comm Relations		1,000.00		1,000.00		-	2,000.00
Total Advertising & Marketing	$	1,000.00	$	7,300.00	$	-	$ 8,300.00
Vehicle Expense	$	-	$	802.17	$	-	$ 802.17
Bank Service Charges		90.00		198.64		-	288.64
Office Supplies & Expense		178.30		710.16		-	888.46
Publications		-		104.61		-	104.61
Licenses, Permits & Regis.		-		5.00		-	5.00
Telephone Expense		-		934.33		-	934.33
Travel Expense		-		542.25		-	542.25
Meetings & Conferences		124.00		1,149.32		-	1,273.32
Total Deferred Expenses	$	4,492.30	$	106,267.61	$	44,109.98	$ 154,869.89

See accompanying independent certified public accountants' review report and notes to financial statements

4

CURRENCY TRACKING TECHNOLOGIES, LLC
STATEMENTS OF INCOME, EXPENSES AND RETAINED EARNINGS
FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2017,
DECEMBER 31, 2018 AND CALENDAR YEAR-TO-DATE ENDED AUGUST 31, 2019
(Unaudited)

	Aug 31, 2019	Dec 31, 2018	Dec 31, 2017
INCOME:			
Gross Income	$ -	$ -	$ -
EXPENSES:			
Professional Fees	$ 1,016.94	$ 544.91	$ -
Marketing & Community Relations	2,145.00	3,000.00	-
Vehicle Expense	1,803.00	1,667.73	-
Bank Service Charges	227.44	149.95	-
Computer & Internet Expenses	1,099.00	-	-
Office Supplies & Expense	1,297.61	13.96	-
Licenses, Permits & Fees	5.00	-	-
Telephone Expense	-	360.00	-
Travel Expense	-	991.45	-
Meetings & Conferences	387.21	-	-
Total Expenses	$ 7,981.20	$ 6,728.00	$ -
RETAINED EARNINGS:			
Beginning Retained Earnings	$ (6,728.00)	$ -	$ -
Net Income	(7,981.20)	(6,728.00)	-
Ending Retained Earnings	$ (14,709.20)	$ (6,728.00)	$ -

**See accompanying independent certified public accountants' review
report and notes to financial statements**

5

CURRENCY TRACKING TECHNOLOGIES, LLC
STATEMENTS OF CASH FLOWS
FOR THE CALENDAR YEARS ENDED DECEMBER 31, 2017,
DECEMBER 31, 2018 AND CALENDAR YEAR-TO-DATE ENDED AUGUST 31, 2019
(Unaudited)

	Aug 31, 2019	Dec 31, 2018	Dec 31, 2017
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ (7,981.20)	$ (6,728.00)	$ -
Adjustments to reconcile Net Income			
to net cash provided by operations:			
Deferred Expenses	(44,109.98)	(106,267.61)	(4,492.30)
Net cash provided by Operating Activities	(52,091.18)	(112,995.61)	(4,492.30)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Office Equipment	-	(4,440.00)	(3,315.00)
Organization Costs	(2,000.00)	(5,100.00)	-
Marketing Development	(15,000.00)	(21,875.00)	-
Funding Costs	(250.00)	(5,765.00)	-
Funding Marketing Costs	-	(30,800.00)	-
Website Development	(19,700.00)	(24,535.00)	-
Website Domain Registration	-	(2,700.00)	-
Net cash provided by Investing Activities	(36,950.00)	(95,215.00)	(3,315.00)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Member Contributed Capital	60,000.00	140,000.00	160,200.00
Net cash provided by Financing Activities	60,000.00	140,000.00	160,200.00
Net cash increase (decrease) for period	(29,041.18)	(68,210.61)	152,392.70
Cash at beginning of period	84,182.09	152,392.70	-
Cash at end of period	$ 55,140.91	$ 84,182.09	$ 152,392.70

**See accompanying independent certified public accountants' review
report and notes to financial statements**

6

CURRENCY TRACKING TECHNOLOGIES, LLC
NOTES TO FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 – BUSINESS AND NATURE OF OPERATIONS

Currency Tracking Technologies, LLC, was formed on July 27, 2016 as a Florida Limited Liability Company. Business activity began in November of 2017 with the opening of a bank account and receipt of contributed capital from LLC members along with expenditures relating to the inception of the start-up and funding process. The initial focus of CTT's operations will be the development of software that integrates advanced currency scanning devices with a secure information sharing platform. Once the system has been developed, the main operations will include marketing and sales to law enforcement agencies, customer service and support, and product advancement and development.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

As a start-up entity still in the development stage, there have been limited transactions and full business operations have not yet begun. As such, there are minimal established accounting policies. The Company has established appropriate Policies & Procedures that will be implemented as appropriate as full business operations are initiated. From entity inception through August 31, 2018, all business development costs have been capitalized and all operating costs were deferred. Beginning September 1, 2018, business development costs continue to be capitalized or deferred until the inception of full business operations and operating expenses are expensed as incurred/paid.

Cash and Cash Equivalents
Cash and cash equivalents are stated at actual value. The company currently maintains one operating checking account and does little or no cash transactions.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Because no property and equipment has been yet placed in service, depreciation has not yet begun. Once fixed assets are placed in service, the straight-line method will be utilized over the useful life of the relating asset.

Intangible Assets
The Company capitalizes costs related to start-up such as Organization Costs, Funding Costs and Website Development Costs. The costs will be amortized over the appropriate period for the particular Intangible Asset.

Revenue Recognition
Although business operations have not yet begun, revenue will be recognized on the accrual basis of accounting with an Allowance for Doubtful Accounts, if applicable.

Income Taxes

The Company is currently formed as a Limited Liability Company taxed as a general partnership. As such, it is a pass-through entity so the company pays no income taxes. Members pay income taxes on net income based upon their respective membership interest percentage.

NOTE 3 – PROPERTY AND EQUIPMENT

As of August 31, 2019, December 31, 2018, and December 31, 2017, property and equipment consisted of the following:

	08/31/19	12/31/18	12/31/17
Office Equipment	$7,755	$7,755	$3,315
Total Property & Equipment	$7,755	$7,755	$3,315
Accumulated Depreciation	0	0	0
Net Property & Equipment	**$7,755**	**$7,755**	**$3,315**

NOTE 4 – INTANGIBLE ASSETS

As of August 31, 2019, December 31, 2018, and December 31, 2017, intangible assets consisted of the following:

	08/31/19	12/31/18	12/31/17
Organization Costs	$ 7,100	$ 5,100	$ 0
Marketing Development	36,875	21,875	0
Funding Costs	6,015	5,765	0
Funding Marketing Cost	30,800	30,800	0
Website Development	44,235	24,535	0
Website Domain Regis.	2,700	2,700	0
Total Intangible Assets	$127,725	$90,775	$ 0
Accumulated Amortization	0	0	0
Net Intangible Assets	**$127,725**	**$90,775**	**$ 0**

NOTE 5 – ACCRUED LIABILITIES

The Company currently has no Accrued Liabilities.

NOTE 6 – DEBT

The Company currently has no debt.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or knows of any pending or threatened litigation against the Company or any of its officers or members.

NOTE 8 – MEMBERS'EQUITY

A member's equity is evidenced by a Membership Certificate that represents his, her or it's respective percentage share in the equity and ownership of the Company based upon the Company's Operating Agreement.

NOTE 9 – INCOME TAXES

The Company is currently formed as a Limited Liability Company taxed as a general partnership. As such, it is a pass-through entity so the company pays no income taxes. Members pay income taxes on net income based upon their respective membership interest percentage

NOTE 10 – RELATED PARTY TRANSACTIONS

There are no related party transactions at this time.

NOTE 11 – SUBSEQUENT EVENTS

There have been no significant events subsequent to the preparation of these financial statements and related independent accountant's review report.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Start Investing | Edit My Campaign | Blake A.

Currency Tracking Technologies is pending **StartEngine Approval.**



PLAY VIDEO
THE OPIOID EPIDEMIC
ISIS VS.US
HEROIN
EPIDEMIC

0
Investors

$0.00
Raised of $10K - $1.07M goal

Currency Tracking Technologies

Innovative Solutions for Law Enforcement

Regulation Crowdfunding | Boynton Beach, FL | Software & Services | Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share

Meeting a Growing Need for Law Enforcement and the Intelligence Community

Invest in Currency Tracking Technologies

Join the CTT family and help us save lives! Our technology will empower law enforcement and national security agencies to stop drug trafficking, human trafficking, gang violence, terrorism, and more. Currency Tracking Technologies (CTT) is developing proprietary software applications and systems for recording and managing information on U.S. currency to enhance the capabilities of law enforcement agencies and the intelligence community in detecting and solving crimes.



POLIC

Our Story



We are a dedicated team of law enforcement and military veterans who have joined with technological innovators to design and implement software applications and a secure network for law enforcement and the intelligence community to track and share currency data. We believe this software, database and network will become the industry standard for managing currency information, creating a national index of currency records and establishing uniform protocols related to the processing and accounting for currency seized by law enforcement.

Cash is a critical component in criminal activity. CTT will provide law enforcement with a valuable tool in tracking cash marked for buy operations, which can lead to the apprehension and conviction of criminals. Once processed through CTT's system, each bill is associated with the related case file and current sting deployment information, and can be quickly identified by any participating agency nationwide. The tracking of currency used in illegal activities can be a critical investigative tool in solving a number of crimes, particularly drug trafficking. (Source: "Combating Money Laundering and Other Forms of Illicit Finance: Regulator and Law Enforcement Perspectives on Reform" - Statement Before the Senate Banking, Housing, and Urban Affairs Committee, Washington, D.C., November 29, 2018)

CTT will provide real-time data searches, analytics and reporting capabilities. The system will feature a user-friendly interface, secure access controls, cloud-based storage, blockchain technology and advanced encryption. Created for law enforcement professionals, CTT's applications can be customized and integrated with existing local, state, regional, and federal crime information networks.

Why Paper Currency Tracking is so Important to Fighting Crime

"Currency Tracking Technologies is dedicated to making our world safer by providing law enforcement with the most advanced systems to identify and solve crime. It is estimated that about 60 percent of terrorism is funded by organized crime and the illicit drug trade, which deal in cash. CTT's national database of currency information will improve the resources and capabilities of law enforcement by facilitating secure data sharing across agencies and jurisdictions."

Reference on the 60 percent statistic: "The Link Between Terrorism and Drug Trafficking" Posted on November 6, 2017 By Trojan Evans for GlobalJusticeBlog.com, The University of Utah, S.J. Quinney College of Law

David Young
CTT's Chief Operating Officer



The suitcase full of cash is not just an image used in gangster movies. Paper currency is still one of the biggest facilitators and motives for most of the major categories of crime, including drug trafficking, human trafficking, illegal gambling, counterfeiting, money laundering, robbery, illegal arms trading, and terrorism. Because of the link between cash and illicit activity, law enforcement needs to leverage available information and technology related to the tracking of currency. (Source: International Chamber of Commerce - Commercial Crime Services https://www.icc-ccs.org/index.php/1116-criminals-still-prefer-cash-for-money-laundering)

To identify crime patterns and interdict crime, cash can be a valuable tool for law enforcement. One method of using cash to apprehend criminals is to conduct undercover sting operations using these bills as "buy" money. Bills that have previously been confiscated, processed and recorded can lead to criminals much in the same manner as a GPS tracking device. To exponentially increase the effectiveness of law enforcement's ability to detect crime through currency tracking, CTT is developing powerful applications and a secure network which allows inter-agency sharing and cross-matching of data. The linking of criminal activity and crime networks to seized cash is a challenge for law enforcement, as criminals take advantage of the disconnect between agencies and their exchange of information.



Source: National Institute on Drug Abuse
https://www.drugabuse.gov/related-topics/trends-statistics/overdose-death-rates

Development Stage

Currency Tracking Technologies (CTT) was organized by the investors in a legacy company that had developed a closed system with the technology to scan currency, capture serial numbers, securely maintain that data on a local level, allow queries, and produce reports. This system was installed in a number of county, state and federal law enforcement agencies, including DEA, and was successfully used in sting operations as well as several counterterrorism operations abroad. That experience and know-how were passed along to CTT, including reports, wireframes and law enforcement contacts. Although the previous platform that had been created was successful, law enforcement demanded the further development of a secure network and database that would enable law enforcement agencies to communicate and share critical information to help thwart or better prosecute criminal activity. Technology has advanced significantly in terms of cloud storage, processing power, and data transmission speed. Through blockchain security, an immutable chain of evidence can be created. In addition, local, state and federal law enforcement agencies have been mandated to improve their communications and sharing of information. CTT represents the evolution of the initial concept, the collection of data from an advanced function currency scanner and its transference into a secure database through a proprietary network for access by law enforcement. The Company has identified the specific user requirements and product features, the system framework and components, technology partners and software applications, the security protocols, the data elements to be captured, and the standard reports that will be available. With the funds from the crowdfunding offering, CTT will develop the system that has been designed. The Company is filing a provisional patent application with the U.S. Patent and Trademark Office regarding a shared secure network and database using blockchain technology to create an immutable chain of evidence for law enforcement. The expected timeframe for completing CTT's system is three to six months with a product rollout in mid 2020.

The Offering

Investment

$1 / membership unit interest | When you invest you are betting the company's future value will exceed **$10M**.

Minimum Investment **$500**

CTT to the Rescue



What Our Software Accomplishes

CTT's technology will provide law enforcement with a turnkey solution for recording currency information, including serial numbers. These bills can be identified with and tracked through sting operations, from point to point. Police use marked or controlled currency to trace and identify money used in illegal activities. The serial numbers are recorded electronically through a digital optical reader transmitted through CTT's secure network into a database maintained by CTT. Law enforcement and the intelligence community can track currency movement and patterns throughout the country as a tool to catch criminals or determine criminal activity.

Organized Crime

In the case of organized crime, with drug trafficking for example, cash is frequently recycled and to a large extent maintained within the criminal enterprise system. Some of the illegal activities become sources of financing for other crimes, like terrorism, which is regularly financed through drug trafficking and other forms of organized crime. (Source: International Chamber of Commerce - Commercial Crime Services https://www.icc-ccs.org/index.php/1116-criminals-still-prefer-cash-for-money-laundering)



Money is laundered through various methods including deposits in legitimate financial institutions and services companies or cash exchanged for other monetary instruments to enable funds to eventually move to where they are needed. In order to help solve these crimes where cash is involved, marked or controlled bills, or bills with electronically recorded serial numbers using CTT's technology, are used for buy money in sting operations.

Criminals caught with cash and those bills' serial numbers are checked against CTT's database of registered serial numbers which could lead to a break in the case where the marked bills were used.



A Typical Sting

A typical sting will have an undercover law-enforcement officer or cooperative member of the public play a role as criminal partner or potential victim and go along with a suspect's actions to gather evidence of the suspect's wrongdoing. There is no way for criminals to be sure the bills are unmarked because recording serial numbers does not affect the physical bill in any way.

Most experienced criminals ask for non-sequential bills. Patterns of illegal activity will become apparent as intelligence is compiled and analyzed from CTT's currency tracking information in combination with money laundering monitoring through reporting from the financial industry.

Our Timeline for Success

The founders of CTT have spent several years studying and validating the business concepts for CTT and understanding the market potential. As part of this process, senior management has researched:

- Currency scanners
- System architecture and data security
- The information that can be acquired from scanning currency
- Database technology
- Marketing strategies
- The various applications for law enforcement and the intelligence community



Company Formed	July 27, 2016	
	October 2016 through January 2017	Developed Business Plan and Financial Models
Assembled Management Team	March 2017 through June 2017	
	December 2017 through January 2018	Raised Initial Capital
Engaged StartEngine	December 2017	
	February 2018	Engaged Crowdfunding Marketing Company
Raised Additional Capital	August 2018	
	August 2019	Raised Additional Capital
File Provisional Patent Application with USPTO	October 2019	
	November 2019	Iniate Crowdfunding Campaign
(Anticipated) Programming for CTT System Development	January 2020	
	September 2020	(Anticipated) Roll Out CTT's System into the Marketplace



An initial stand-alone version of our system, financed and developed by some of the organizers of CTT in a legacy company, proved a success in a number of law enforcement offices. Because of this, the need was presented to establish CTT as a secure network of currency data.

The existing investors have enabled CTT to assemble a world-class team and generate significant interest in the marketplace through social media to financially support this platform and as a result, law enforcement.

This crowdfunding raise follows seed investment and the culmination of years of investigation and diligence exploring the enormous opportunity for CTT's software both in the U.S. and abroad.

The Marketplace

We believe there is no other software that does what we can do!

To our knowledge, law enforcement and intelligence agencies are constrained by budgets that underfund software and new technologies. As many software developers before us, we as private citizens are committed to helping our government and lawful citizens by developing technologies that will both save lives and make our law enforcement agencies more efficient and effective.



Revenue and Business Model

CTT's business revenue is based on licensing its software to law enforcement agencies and other governmental organizations, which allows secure access to CTT's system and currency database. The licensing fees are determined by the number of authorized users and the number of terminal installations. In addition to licensing fees, CTT's business model includes selling or leasing digital imaging equipment and additional fees for monthly maintenance, client support and customized reports. CTT may offer volume licensing and bundle packages for services and equipment.

Money Laundering in America

National Money Laundering Risk Assessment from US Department of Treasury



"In its 2015 National Money Laundering Risk Assessment, the Treasury Department estimated that about $300 billion in illegal proceeds is generated annually in the U.S. That money comes from many sources, including narco-trafficking, international organized crime, foreign corruption and kleptocracy, trade-based money laundering, and garden-variety fraud."

By Chuck Grassley March 16, 2018
United States Senator for Iowa

Words From Our Leadership





Why Invest?

It is time for us to assist our law enforcement professionals and the intelligence community with state-of-the-art technology to make them more effective in saving lives and keeping us safe. Our proprietary software will assist our police, FBI, and other agencies in stopping crime and terrorism.

We are a team of experts ready to take action and make our country safer. Are you ready to join us by becoming an investor?



Meet Our Team





Barbara Higgins, Ph.D.
Founder, Manager, Director

Barbara is a seasoned investor with experience in multiple industries. Her investment portfolios include residential, recreational and agricultural land projects throughout the United States. Barbara has also served as project manager for numerous residential home restorations and renovations in several states. She serves as the Financial Manager for multiple accounts, estates and trusts and was employed in a civilian capacity for Naval Intelligence and Las Fuerzas Aereas Interamericanas in Panama. Work History: Barbara has been retired for the past five years, although she makes passive investments in real estate and has become involved in Currency Tracking Technologies as a Managing Member and Director since July 2016 - Present.



Fred Rustmann, Jr.
Chairman

Fred is the founder and chairman of CTC International Group. Fred retired from the CIA Clandestine Service as a member of the Senior Intelligence Service after a career spanning more than 24 years with assignment posts to eight countries in Asia, Europe and Africa. He was heavily involved in the collection of foreign intelligence from human and technical sources. Work History: Fred Rustmann is now retired. He has spent the last three years doing some work for the CIA, but mostly writing his book. He cannot disclose exactly what he was doing as you can understand, but he spent a lot of time writing his new book over the past three years. As Chairman of CTT, he would attend Board meetings and receive committee reports. which is not a full time job.



David Young
President, COO

A seasoned law enforcement professional, Dave has over 35 years of experience involving complex criminal investigations working in Pennsylvania, often with national agencies, overseeing organized crime, highway interdiction, terrorism, drug trafficking, counterfeiting, human trafficking, and civil/criminal forfeiture. He has served in various positions within the Pennsylvania State Police, and is currently the acting Deputy Commissioner of Administration and Professional Responsibility and a Detective at the Montgomery County District Attorney's Office. Dave received a certification from the FBI National Academy and has a Bachelor of Science Degree in Administration of Justice from Penn State University. Work History: David Young is now retired from his past position as a Detective with the Montgomery County District Attorney's Office (April 2012 until he retired this year May 2018). David anticipates spending full time on CTT as soon as we have our funding in place.



Keith Duffy
CEO

Keith has over thirty years of experience in investment banking, finance, strategic planning and operations, and has been a principal in a number of start-up companies. Keith was the founder and CEO of two bank holding companies, a software development company and a biotech company now trading on NASDAQ. He has held a variety of management, accounting and finance positions over the years. He has been a licensed securities broker and currently holds a real estate license and a NMLS mortgage broker's license in Florida. He has served on the Florida Bar Grievance Committee. Keith attended Wake Forest University and Rollins College, where he earned a B.A. in Business Administration and Mathematics in 1982. Work History: Ancient Investments, LLC, Boca Raton, Florida Managing Member November 2013 – Present Currency Tracking Technologies, LLC, Boynton Beach, Florida CEO October 2016 – Present Water Management Solutions, LLC, Miami Gardens, Florida CEO January 2017 - Present AEGEA, Inc. President/CEO March 2012 - Present Currently, Keith dedicates 40 hours a week to CTT, and around 15 additional hours for other responsibilities.



Pablo Lavigna
CTO

Pablo has over fifteen years of experience in the Information Technology and Software Engineering field. He developed extensive experience as Director of Information Technology operations at a private firm. He has developed and implemented network security procedures and developed software for multiple industries. He holds several Microsoft and CompTIA certifications including Microsoft Certified System Engineer (MCSE), Microsoft Certified System Administrator (MCSA), and Microsoft Certified Professional (MCP), and CompTIA Security+. He attended Florida International University where he earned his degree in Information Technology and Business with Magna Cum Laude Honors. Work History: IT Manager, Purchasing Director (B&K Installations), January 2014 to May 2018 CTO (Currency Tracking Technologies), May 2018 to present (40-45 hours/week) Consultant (American Manufacturing Services), May 2018- Present (10/15 hours/week)



Brian Carey
CFO

Brian is an entrepreneur and business development specialist who built and ran a successful accounting, tax and business management firm for over 30 years. He started a financial management/insurance and investment firm in 1984, then expanded it to add accounting, tax preparation and business planning and management services in 1986 called Carey Associates Accounting and Tax Services. More recently, Brian was the owner and manager of BCGR Tax and Financial Services. This company also provides business start-up and development services to a limited number of client/partner companies. He holds a Bachelor's Degree from Penn State University. Work History: President and CEO, Keystone Business Development Partners, LLC - (2013 to Present) CFO, Currency Tracking Technologies, LLC – December 2017 to Present. (5 hours a



Alberto Silva
Director of Social Media Marketing

Alberto has over four years of experience in marketing and advertising. He specializes in social media marketing with creation and management of multiple strategies and campaigns. Alberto has an extensive experience in multiple social media channels including Facebook, Twitter, Instagram, and LinkedIn. He has created social strategies that increase brand awareness, promotes customer engagement and ultimately drives web traffic and conversions. Alberto has worked for a variety of industries including healthcare, entertainment, and mass media. He enjoys working with start-ups providing his knowledge on User Interface Design and User Experience Design. He holds a Bachelor of Science Degree from The Art Institute of Fort Lauderdale where he graduated with Honors and won Best Portfolio.



Elena Fuller
Co-Founder

Elena Fuller is the founder and organizer of Currency Tracking Technologies. She has over 30 years of business experience. Originally from Peru, Ms. Fuller is a Hispanic American who has also been involved in philanthropic and humanitarian work in the United States, South America, India and Haiti for over 20 years. Through her experiences and interaction with people who were preyed upon and exploited by criminal enterprises, particularly those devastated by drugs and violence, she developed a deep appreciation for the role of law enforcement in helping individuals escape dire situations. She understood that these unlawful activities, including human trafficking, were funded through illicit cash transactions. Ms. Fuller envisioned developing a software application to assist law enforcement in tracking cash to fight crime. Through her contacts, a management team was



Robert "Bart" Potter
Advisor

Bart has over 13 years of experience in law enforcement working as a Deputy Sheriff in Okeechobee County, Florida, serving as a Patrol Deputy, Special Deputy assigned to the Latin Community, Street Crimes Gang Task Force, K9 Deputy and Narcotics Task Force K9 Deputy. He was certified as a Firearms Instructor, Patrol Rifle Instructor, Defensive Tactics Instructor, Advanced Tactical Handgun and Shotgun Instructor and TASER Instructor. Bart is presently employed by a private contractor with security clearance assigned by the State Department and deployed to Afghanistan as a bomb dog handler. He has traveled extensively in more than 15 countries, including throughout South America and the Middle East.

week, will be full time once funded).

assembled, and the initial capital raised. Work History: Ms. Fuller has held a number of responsible positions in the hospitality industry, most recently working in operations for the Ritz-Carlton Hotel Company (November 2007-present). She joined the Currency Tracking Technologies as the managing director in July 2016. She currently splits her time by spending 4 days a week on the Ritz Carlton Hotel Company and dedicates around 20% of her time to Currency Tracking Technologies.

   

Lisa M. Ruth	**Alex Kriger**	**Saiful Khandaker, Ph.D.**	**Vincent Gramoli, Ph.D.**
Advisor	Advisor	Advisor	Advisor

Lisa is the President and CEO of CTC International Group. She served as an officer with the CIA for 15 years, as both an analyst and a Special Projects Officer. Her specialties include Latin America, counter-terrorism, counter-insurgency, tracing and identifying money laundering and arms transfers. She also completed tours in the CIA and White House Operations Centers, providing 24-hour intelligence support to high-level U.S. policy makers.

Alex has an extensive background in technology and business development spanning over 30 years across a number of industries. He has spearheaded and taken part in software development for complex applications. His skills include a thorough analysis of the objectives, defining system and subsystem architecture requirements, determination of resources required to design, program and integrate the various applications, selection of the programming team, project completion, documentation and support. He has lead multiple project teams of programmers and systems engineers using both internal resources and outsourced development partners. Alex has led projects for multinational corporations including Citibank, Chase Mellon and Philip Morris, as well as startups. He has expertise in a number of programming languages, web technologies, middleware and databases. Alex holds a Bachelor of Arts Double Major Degree in Computer Science and Mathematics from New York University.

An expert in blockchain, mobile payment systems and smartphone technologies, Dr. Khandaker spent over 20 years engineering and developing complex software for AT&T, Cingular Wireless, BellSouth Mobility, and FreebeePay. After founding Mi3 Holdings in 2003, he expanded his vision to innovate smartphone technologies to solve global e-commerce and payment processing problems in mobile and retail technologies. Dr. Khandaker has founded several tech start-ups in the mobile apps and payments industry prior to starting Fama Cash, Inc. He has a Doctor of Management degree in Organizational Leadership, a Master's of Science degree in Technology Management, and a Bachelor of Science degree in Computer Information Systems.

Dr. Gramoli is an Australian researcher and world-renowned blockchain expert who gained his international reputation through his previous experiences at INRIA, France, Cornell, U.S., and EPFL, Switzerland. Vincent has been instrumental in the development of the Red Belly Blockchain. Red Belly is an unforkable blockchain which was tested and proved as the fastest blockchain in the world when it processed more than 660,000 transactions per second running on 300 machines in a single data center, outperforming all existing payment platforms. Vincent brings deep knowledge of blockchain and is an expert on technical strategy for commercial applications.

Offering Summary

Maximum 1,070,000* membership interest ($1,070,000)

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Minimum 10,000 membership interests ($10,000)

Company	Currency Tracking Technologies, LLC
Corporate Address	2240 Woolbright Road, #403 Boynton Beach, FL 33426
Description of Business	Developing proprietary software applications and systems for recording and managing information on U.S. currency.
Type of Security Offered	Membership Interests
Purchase Price of Security Offered	$1.00
Minimum Investment Amount (per investor)	$500

The 10% Bonus for StartEngine Shareholders

Currency Tracking Technologies, LLC will offer 10% additional bonus interests for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any interests they purchase in this offering. For example, if you buy 100 Membership Interests at $1 / membership interest, you will receive 110 membership interests, meaning you'll own 110 membership interests for $100.   Fractional interests will not be distributed and bonuses will be determined by rounding down to the nearest whole number.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Irregular Use of Proceeds

The Company is not projecting an irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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?

VIDEO TRANSCRIPT (Exhibit D)

Hello, my name is David Young, and I am the Chief Operating Officer for Currency Tracking Technologies. I am here to talk to you about a technology we are currently working on that will revolutionize the way investigators around the world conduct investigations involving currency. Every day throughout the Unites States, law enforcement agencies at the federal, state, and local levels are conducting criminal investigations, many of which involve the covert exchange of marked currency for illegal products such as drugs, weapons, and stolen goods, or services like human trafficking, money laundering, corruption and supporting terrorism. Tracking the currency deployed in these sting operations has been a challenge due to a number of factors, including lack of standardization and systems, no centralized currency database, and virtually non-existent information sharing capability. Imagine trying to manually match serial numbers and denominations with a large currency seizure or trying to locate bills that have left your jurisdiction. With those lost opportunities for matching your marked currency with seizures made by other agencies on the interstates or at our borders. It's no secret that illicit monies travel via the interstate system across the United States, often from the Northeast to the Southwest and into Mexico. Until now, law enforcement did not have the tools to conduct real-time trafficking of wanted or seized currency. Currency Tracking Technologies' applications and network empower frontline investigators with the technology and systems to track currency, allowing them to receive immediate notification if their marked currency is seized, anywhere, anytime by another participating agency. Our company leverages today's technology to help law enforcement bring currency tracking into the 21st century, helping law enforcement fight crime and to make America safe.

Video 2: Fred Rustmann

I'm Fred Rustmann. I spent more than 24 years working in the clandestine service of the CIA. During that time, I was deeply involved in a number of covert international operations in liaison with the FBI for the purpose of keeping America safe. Cash from illicit criminal activity is, without a doubt, the lifeblood for many of the most dangerous crimes, including terrorism, drug trafficking, and human trafficking committed here and abroad. Some estimates indicate that over 60 percent of terrorist activity is funded through drug trafficking and other organized criminal enterprises. Our intelligence and law enforcement agencies run thousands of operations daily to keep up with these well-funded, sophisticated organized crime networks. Tracking cash, following the money, through CTT's proprietary system will provide law enforcement and the intelligence community with the information they need to disrupt and dismantle these criminal activities before they occur, and to create an immutable chain of evidence to prosecute the offenders and keep these people off the street. Now you can do your part to help keep American safe. Let's work together to preserve our freedom and our way of life.

Video 3: Dave Young

My name is Dave Young. I have dedicated the past 35 years to fighting crime in Pennsylvania, as a Captain with the State Police and Director of the Drug Law Enforcement Division, and a Detective with the Montgomery County District Attorney's Office. Over my career in law enforcement, I have overseen the areas of organized crime, terrorism, drug trafficking, counterfeiting, human trafficking, and gang violence. CTT's initial standalone system was instrumental for my team in the investigation, prosecution and forfeiture of illegal proceeds. I recently joined CTT and am pleased that an advanced, network-based system is currently being developed for shared access across local, state and federal agencies. Our new database management system will not only provide a centralized repository of currency data, but also critical information sharing and analytical capabilities, which will be instrumental in uncovering sophisticated criminal networks. CTT is working smart to keep American secure. Now you can do your part to make America safe.

Video 4: Bart Potter

Hi, I'm Bart Potter. I worked as a deputy sheriff for about 15 years in Florida. I worked with the street crimes unit gang task force dealing with gangs and violent crimes. I became a narcotics detection canine handler and later worked with a narcotics task force as their canine handler. I am currently working in Afghanistan as an explosive detection canine specialist. In my experience with gangs, I've seen how cash is their primary means of illegal operations, including human trafficking related to prostitution, the sale, manufacturing and distribution of illegal narcotics, and even the illegal buying and selling of weapons. Gang activity is primarily funded by selling drugs, theft, prostitution and extortion. The corresponding violence is horrific and the impact on any community can be devastating. Terrorism also operates through illegal cash transactions. According to the FBI, around 32,000 gang members are criminally active today in our neighborhoods. CTT provides a tracking system for sting operations and improved evidence to help stop gangs and other organized crime, as well as terrorism. CTT's technology can help our American patriots locate and eliminate terrorist cells and gangs. Let's work together to keep America safe.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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<u>Hitting The Target Goal Early & Oversubscriptions</u>

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

OPERATING AGREEMENT
CURRENCY TRACKING TECHNOLOGIES, LLC

THIS OPERATING AGREEMENT of CURRENCY TRACKING TECHNOLOGIES, LLC, a Florida limited liability company (the "***Company***"), is made and entered effective as of the 1st day of October, 2016 by and among the Member(s) of the Company who have executed this Agreement.

RECITALS

A.   The Members have agreed to form a limited liability company specializing in designing and implementing a system for tracking currency for law enforcement.

B.   The Company further may engage in or transact **any and all lawful activities** or business for which limited liability companies may be formed under Chapter 605 of the Florida Statutes (the "Act") and that are permitted under the laws of the United States, the State of Florida or any **other state, country, territory or nation.**

C.   The Members desire to form the Company as a limited liability company under the laws of the State of Florida for the purposes set forth herein, and, accordingly, desire to enter into this Operating Agreement in order to set forth the terms and conditions of the business and affairs of the company and to determine the rights and obligations of its Members.

NOW, THEREFORE, the Members, intending to be legally bound, hereby agree that the limited liability company Operating Agreement shall be as follows:

Article I
ANNUAL REPORT; MEETINGS OF MEMBERS

1.1   Annual Report.   The Company shall file an annual report with the Florida Secretary of State on or before May 1st of each calendar year, on the form provided by the Florida Secretary of State.

1.2   Annual Meetings of members.   All annual meetings of the Members for the election of Managers (if appropriate) and such other business as may properly come before the meeting shall be held (i) on the third Monday in January of each calendar year at 10:00 a.m., Eastern time, or on such other date or at such other time as may be fixed, from time to time, by or on behalf of the Members, and (ii) at the place, within or without the State of Florida, designated by or on behalf of the Members and stated in the notice of meeting or in a duly executed waiver of notice thereof

1.3   Special meetings.   Special meetings of the Members may be called by the Managers or the holders of not less than 10% of the Member Percentage Interest entitled to vote on any issue proposed to be considered at the meeting (the term "*Membership Percentage Interest*" shall mean the initial percentage each Member's contribution to the capital of the Company shall represent to the total initial capital, it being understood that Membership Percentage Interests shall not vary with fluctuations of a Member's capital account unless otherwise specifically agreed by the Members in writing). Special meetings of Members may be held at the times, dates and places, within or outside the State of Florida designated by the Members and set forth in the notice of meeting required pursuant to Section 4 of this Article 1. A meeting properly requested by a Member shall be called for a date not less than 10 nor more than 60 days after the request is properly made by the Member requesting the calling of the meeting. Only business within the purpose or purposes described in the notice required by Section 4 hereof may be conducted at a special meeting of Members.

1.4   Notice of Meetings. A written notice of each meeting of Members shall be given to each Member entitled to vote at the meeting at the address on the Member Percentage Interest transfer records of the Company, not less than ten (10) nor more than sixty (60) days before the date of the meeting by the persons calling the meeting. The notice shall state the date, time and place of the meeting and, in the case of a special Members' meeting, the purpose or purposes for which the meeting is called. If a Members' meeting is adjourned to a different date, time or place, notice need not be given of the new date, time or place if the new date, time or place is announced at the meeting before an adjournment is taken.

1.5   Waiver of Notice. Members may waive notice of a meeting before or after the date and time specified in the written notice of meeting. All waivers of notice must be in writing, be signed by the Member entitled to the notice and be delivered to the Company for inclusion in the appropriate records. Neither the business to be transacted at, nor the purpose of, a Members' meeting must be specified in a written waiver of notice. Attendance of a Member at a meeting shall constitute a waiver of notice of the meeting, unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

1.6   Quorum. Members holding Member Percentage Interests exceeding 50% entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for action on that matter at a meeting of Members. If a quorum is not present or represented at a meeting of members, the holders of Member Percentage Interests exceeding 50% of the Member Percentage Interests represented, and who would be entitled to vote at a meeting if a quorum were present, may adjourn the meeting form time to time. Once a quorum has been established at a meeting, the subsequent withdrawal of Members, so as to reduce the Member Percentage Interests entitled to vote at the meeting below the amount required for a quorum, shall not affect the validity of all actions taken at the meeting or an adjournment of the meeting.

1.7   Voting. If a quorum is present, action on a matter, except for the election of Managers, shall be approved if the aggregate Member Percentage Interests of the Members entitled to vote on the subject matter favoring the action exceeds 50%.

1.8   Proxies. A Member entitled to vote at a meeting of Members, or an adjournment

2

of it may vote in person or by proxy. A Member may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney-in-fact. No appointment shall be valid for more than 11 months after the date of its execution unless a longer period is expressly provided in the appointment form.

1.9   Action Without a Meeting. Any action required or permitted to be taken at a Members' meeting may be taken without a meeting, without prior notice and without a vote if the action is taken by the holders of Member Percentage Interests exceeding 50%. To be effective, the action must be evidenced by one or more written consents describing the action to be taken, dated and signed by approving Members having the requisite number of votes entitled to vote thereon. Within ten days after obtaining authorization by written consent, notice of the action must be given to those Members who have not consented in writing or who are not entitled to vote on the action.

Article II
TERM

2.1   The Company shall continue until terminated as provided herein.

Article III
MANAGERS AND OFFICERS

3.1   Number and Election. The number of Managers shall be fixed from time to time by the Members, within limits set forth in the Articles of Organization. The initial Managers are Barbara Higgins and Elena Fuller. The Company is a Manager-Managed Company, Managers shall be elected annually by the Members at the Annual meeting of Members by a plurality of the Member Percentage Interests at a meeting at which a quorum is present. In the event of the death, resignation or removal of a Manager, the Members may elect a successor manager at a special meeting of the Members called for that purpose. A successor Manager shall serve the remainder of the term of his or her predecessor.

3.2   Removal of a Manager. The Members may remove a Manager, with it without cause, at a special meeting called for that purpose.

3.3   Officers. The Member(s) may (but shall have no obligation to do so) elect such officers as they consider appropriate, which officers shall have the duties and responsibilities attributed to them by the Member(s). The Members also may elect a Secretary, a Treasurer, and such other officers as they may consider necessary or proper. The officers thus elected shall have the duties attributed to their offices by the Members.

3.4   Powers. The Managers shall have the powers and responsibilities described in Article 7 herein below.

Article IV
CAPITAL CONTRIBUTIONS

4.1   Contributions of Members.

      4.1.1   Each of the Members shall contribute to the Company as his Capital Contribution an amount equal to the amount set forth in the Organizational Minutes, and shall have the Member Percentage Interest indicated next to his name on Exhibit A. The Member Percentage Interest shall not vary as a function of the Members' capital accounts unless otherwise expressly decided by the Members in writing. Unless otherwise agreed by the Members, the contributions shall be contributed no later than thirty (30) days following the execution of this Operating Agreement.

      4.1.2   The initial number of membership interest units to be issued by the Company will total 8,930,000. These units will be distributed to the Members based on the Members' Capital Contributions.

4.2   Company Capital. The initial Company Capital shall be $100.00 (One Hundred and no/100 Dollars), which shall be contributed by the Members in accordance with Section 1 of this Article IV on the Effective Date.

4.3.   Capital Accounts. An account representing the contributions to capital made by each of the Members shall be maintained by the Company. The capital account of each Member shall equal that Member's respective initial contribution to capital, additional contributions to capital and that amount of profits allocated to that Member pursuant to the provisions hereof governing profits and losses, _less_ the amount of losses, deductions and credits allocated to that Member pursuant to such provisions, less all amounts distributed to that Member pursuant hereto.

4.4   Limited Liability of Members. The liability of the Members shall be limited to the required Capital Contribution pursuant to Section 1 of this Article IV. The Members shall not have any other liability to contribute money to, or in respect of the liabilities or obligations of, the Company, nor shall the Members be personally liable for any obligations of the Company.

4.5   No Interest on Capital Contributions. No interest or additional share of Net Cash Flow shall be paid or credited to the members on their Capital Accounts or on any undistributed Net Cash Flow or funds left on deposit with the Company.

4.6   General Provisions. Each person succeeding to a Member's interest in the company shall, upon becoming a substituted Member, have a Capital Account (in proportion to the interest of the member that is transferred) identical to that of the predecessor of the Member at the date the Transfer became effective.

Article V
ALLOCATION OF PROFITS AND LOSSES

5.1   Profits and Losses. Profits and losses of the Company, that shall be determined by this Company's independent accountant as soon as practicable after the end of each fiscal year, shall be allocated among the Members for tax and accounting purposes in proportion to their Membership Percentage Interests.

5.2   General Provisions. Whenever a proportionate part of Company profit or loss is credited or charged to a Member's Capital Account, every item of income, gain, loss, deduction or credit entering into the computation of the net profit or loss, or applicable to the period during which the net profit or loss is realized, shall be considered credited or charged, as the case may be, to the account in the same proportion. As between the Member and a transferee of the Member, unless otherwise agreed by them, or with respect to the Members upon the admission of a new Member, net profits and losses for the fiscal year (or portion thereof, as the case may be) shall be determined by an interim closing of the Company's books and records, as if the fiscal year had closed on the day prior to the date of Transfer or admission, as the case may be, and the Member(s) who have been admitted shall be allocated net profits and losses with respect to the period commencing with the day of Transfer or admission.

5.3   Tax Allocations. All items of Company income, gain, loss and deduction, including Nonrecourse Deductions, shall be allocated for federal, state and local income tax purposes to and among the Members in the same manner that the corresponding items of Company income, gain, loss and deduction are allocated for book purposes, except as otherwise provided in this Article 5.

5.4   Character of Gain. If the net gain from any disposition of an asset of the company is capital gain in part and, as the result of depreciation recapture or otherwise, ordinary income in part, the ordinary income portion of the gain shall first be allocated to each member in the same proportion as (x) the depreciation allocated to that Member (or its predecessor) which gave rise to the ordinary income bears to (y) the deductions allocated to all Members (and their predecessors), provided that an allocation pursuant to this Section shall not exceed the total amount of gain allocated to the Member with respect to the disposition. All ordinary income not allocated to a Member because of the proviso clause in the preceding sentence shall be allocated to the other Members in the ratio in which each of them generally shares in profits and losses of the event giving rise to the gain.

Article VI
DISTRIBUTIONS

6.1   Available Cash. The Manager(s) may make distributions of the available cash of the Company in their sole discretion. Available Cash shall be distributable to the Members in proportion to their respective Membership Percentage Interests.

6.2   *"Available Cash"* is (i) that sum of cash resulting from business operations, including sales revenues, royalties, interest income and any other income derived from the sale or use of products developed by this Company plus funds reserved in a previous fiscal year but released without expenditure less (ii) all cash expenditures, including, but not limited to, real and personal property taxes, principal and interest payments on all loans made to this Company, insurance, capital requirements, accounting and legal fees and supplies, and less any amount that the Manager designated in the Operating Agreement of this Company may reasonably determine to be necessary as a reserve for operating expenses, capital improvement, security deposits or contingencies, but not including cost expenditures previously reserved against in a prior fiscal year.

6.3   Distributions of Available Cash. Distributions of Available Cash shall be made no less often than annually, as determined by the Manager designated in the Operating Agreement of this company.

6.4   Distribution of Assets in Kind. If assets of the Company are distributed in kind, they shall be distributed to the members entitled to them as tenants-in-common in the same proportions in which the Members would have been entitled to cash distributions had there been a sale of these assets.

6.5   Demand for Distribution. No Member shall be entitled to demand and receive a distribution of Company property in return for his Capital Contributions to the Company, except as provided in the Act. Except as otherwise may be provided in this Operating Agreement, no Member shall have the right to demand or receive property other than cash in return for such Member's Capital Contribution. Unless otherwise provided by law, no Member or Substitute Member or assignee shall be personally liable for the return or repayment of all or any part of any other Member's Capital Account or Capital Contribution, it being expressly agreed that any such return of capital pursuant to this Operating Agreement shall be made solely from the assets (which shall not include any right of contribution from a Member or Assignee) of the Company.

6.6   Loans. Any Member may make loans to the Company in such amount, at such times and on such terms as may be approved by resolution of the Members. No such loan shall be considered a contribution to capital. The Company shall not loan or advance funds to any Member, nor permit its assets to be encumbered to secure the obligations of a Member without the prior consent of the Members.

Article VII
CONTROL AND MANAGEMENT OF COMPANY;
CONFLICT OF INTEREST AND NON-COMPETITION

7.1   Tax Matters Adviser. A suitably qualified person shall be designated by the Managers as the Tax Matters Adviser for the Company. This individual shall act as a liaison between the Company and the Internal Revenue Service in connection with all administrative and judicial proceedings involving tax controversies of the company, and shall assume all the rights and duties of a Tax Matters Partner as set forth in the Code and Treasury Regulations promulgated under the Code.

7.2   Management and Control of Company.

7.2.1   The Manager(s) shall have, except as specifically limited in this Agreement, full and exclusive authority in the management and control of the Company, and shall have all the rights and powers which are otherwise conferred by law or are necessary or advisable for the discharge of their duties and the management of the business and affairs of the Company.

7.2.2   No debt shall be contracted nor contractual liability incurred by or on behalf of the Company except by a Manager.

7.3   Expressly Authorized Rights and Powers. Without limiting the generality of Section 2, but subject to the provisions of Section 4, of this Article VII, the Members and/or the Managers, as indicated, are expressly authorized on behalf of the Company, to:

7.3.1   procure and maintain with responsible companies such insurance as may be advisable in such amounts and covering such risks as are deemed appropriate by the Members (Managers, if any, also authorized);

7.3.2   take and hold any assets of the Company in the Company name, or in the name of a nominee of the Company (Managers, if any, also authorized);

7.3.3   execute and deliver on behalf of and in the name of the Company, or in the name of a nominee of the Company, all instruments necessary or incidental to the conduct of the Company's business (Managers, if any, also authorized);

7.3.3.4 protect and preserve the assets of the Company and incur indebtedness in the ordinary course of business (Managers, if any, also authorized);

7.3.3.5 sell, dispose of, trade, exchange, convey, quitclaim, surrender, release or abandon, upon terms and conditions which the Managers may negotiate and deem appropriate, personal property of the Company in the ordinary course of business;

7.3.3.6 execute and deliver documents and instruments on behalf of the Company in connection with the acquisition and disposition of its assets, and to execute, terminate, modify, enforce, continue or otherwise deal with any Company indebtedness and security interests, to sell Company assets, and to take any other action with respect to agreements made between the Company and a lender or any affiliate thereof, all subject to the limitations of Section 4 of this Article VIII (Members only);

7.3.3.7 open Company bank accounts in which all Company funds shall be deposited and from which payments shall be made and grant power of signature over such accounts to the person or persons they deem appropriate (Members only); and

7.3.3.8 invest Company funds and working capital reserves (Members only);

7.4   Certain Limitations.   Notwithstanding the generality of the foregoing, and in addition to other acts expressly prohibited by this Agreement or by law, the Members (or Managers as the case may be) shall not have the authority to:

7.4.1   do any act in contravention of this Agreement;

7.4.2   do any act which would make it impossible to carry on the ordinary business of the Company, except as expressly provided in this Agreement;

7.4.3   confess a judgment against the Company;

7.4.4   execute or deliver any general assignment for the benefit of the creditors of the Company;

7.4.5   assign rights in specific Company property for other than a Company purpose;

7.4.6   knowingly or willingly do any act (except an act expressly required by this Agreement) which would cause the Company to become an association taxable as a corporation.

7.5   Conflicts of Interest.

7.5.1   No contract or other transaction whatsoever between the Company and one (1) or more of its Managers, or between the Company and any other corporation, firm, association or other entity in which one or more of its Managers are directors or officers or are financially interested, shall be either void or voidable for this reason alone or by reason alone that such Members or Managers are present at the meeting of the Managers, or of a committee thereof, which approves such contract or transaction, or that his, her, their or its votes are counted for such purposes:

7.5.1.1 if the fact of such common directorship, officership or financial interest is disclosed or known to the Members, and the Members approve such contract or transaction by vote sufficient for such purpose without counting the vote or votes of such interested Members;

7.5.1.2 if such common directorship, officership or financial interest is disclosed or known to the Managers entitled to vote thereon and such contract or transaction is approved by majority vote of the Manager; or

7.5.1.3 if the contract or transaction is fair and reasonable as to the Company at the time it is approved by the Managers.

7.5.2 Common or interested Members may be counted in determining the presence of a quorum at a meeting of the Managers or of a committee which approves such contract or transaction.

7.6 <u>Limitations on Scope of Business</u>. Except for the authority expressly granted to the or Managers in this Operating Agreement, no Manager, employee or other agent of the Company including Managers shall have any authority to bind or act for the company or any other Member in the carrying on of their respective businesses or activities.

Article VIII
TRANSFER OF MEMBER PERCENTAGE INTERESTS

8.1 <u>Certificates Representing Membership Percentage Interests</u>.

8.1.1 The Members shall vote to approve a form of Certificate representing the Member Percentage Interests. No such Certificate shall be issued in negotiable form. A Certificate itself shall have no intrinsic value and this Company shall bear no liability for any statement, representation or content of the Certificate.

8.1.2 Certificates shall be signed by a Manager or an officer designated by the Manager(s). Certificates shall bear a legend indicating the restrictions on transferability and shall be consecutively numbered. The name of the person or entity to whom the Certificate is issued and the Member Percentage Interest of such person which the Certificate represents shall be inscribed on each Certificate and shall be recorded in the books of this Company.

8.1.3 The company shall recognize as a Member only those persons or entities recorded in the books of the Company. Each holder of a membership percentage interest shall be entitled to a Certificate representing such interest. No Certificate shall be issued for any Member Percentage Interest until the amount on which such Member Percentage Interest is based is fully paid or a binding promise with respect to non-cash contributions is made. The permitted transfer of a Membership Percentage Interest, in accordance with the requirements of this Agreement, shall be recognized only when entered in the books of this Company and upon cancellation of the former Certificate.

8.1.4 Each Certificate which is surrendered for transfer or reissue shall be canceled and no new Certificate shall be issued until the former Certificate of the Member shall be surrendered for cancellation and canceled, except that in the case of a mutilated, destroyed, stolen or lost Certificate, a new Certificate may be issued upon the making of an affidavit of that fact by the person claiming the Certificate was mutilated, destroyed, stolen or lost, and, at the discretion of a Manager, the posting of a bond or indemnity in such amount and with such sureties the Manager may reasonably require.

8.2   General Provision. Members may not Transfer all or any part of their Member Percentage Interests and no person shall become an assignee or be admitted to the Company as a Member except with the unanimous prior written consent of all non-transferring Members or except as otherwise may be permitted in this Article 8. All sales, transfers, assignments and grants of a security interest in contravention of this Article 8 shall be null and void.

8.3   Transfer of Member Percentage Interests.

8.3.1   An assignee of a Member may not become a Substitute Member except with the unanimous written consent of the non-transferring Member(s) without which the assignee shall have no economic or political rights as a Member and no right to participate in the management, business or affairs of the Company. If the Members consent to the person's becoming a Member (which consent shall be at the sole discretion of the Members), and the transferee executes an instrument reasonably satisfactory to the Members accepting and adopting this Operating Agreement, the transferee may become a member.

8.3.2   Further, no Transfer of a Member Percentage Interest may be effected unless (i) the transferee, if an individual, is at least 21 years of age; and (ii) in the opinion of counsel satisfactory to the all of the Members, the Transfer (1) does not result in the close of the company's taxable year with respect to all Members, the termination of the Company within the meaning of Section 708(b) of the Code, or the termination of the Company's status as an entity taxable as a partnership under the Code, (2) complies with the Securities Act of 1933 and applicable securities laws of other jurisdictions, and (3) does not violate any other applicable laws.

8.4   Effectiveness of Transfer.

8.4.1   The Transfer by a member or a transferee of a Member of all or any part of his, her or its Member Percentage Interest shall become effective on the first day of the month following receipt by the Company of evidence of the Transfer in form and substance reasonably satisfactory to the Company and a Transfer fee sufficient to cover all reasonable expenses of the company connected with the Transfer.

8.4.2   No Transfer of a Member Percentage Interest that violates this Article 8 shall be valid or effective, and the Company shall not recognize the purported Transfer for the purposes of allocating net profits and losses in accordance with Article 6 or making distributions in accordance with Article 6. The Company may enforce the provisions of this Article 8 directly or indirectly or through its agents by entering an appropriate stop transfer order on its books or otherwise refusing to register or transfer or permit the registration or transfer on its books of any proposed Transfers not made in full compliance with this Article 8.

8.4.3   the Company shall, from the time, whenever Member Percentage Interests are registered in the name of the transferee on the Company's books in accordance with the above provisions, pay to the transferee all further distributions or other compensation by way of income or return of capital, on account of the Member Percentage Interest transferred. Until the transfer is registered on the Company's books, the Company may proceed as if no Transfer had occurred.

Article IX
BOOKS OF ACCOUNT, FINANCIAL REPORTS, RECORDS, FISCAL YEAR, BANKING AND ACCOUNTING DECISIONS

9.1   Books of Account. The Company shall keep or cause to be kept adequate books of account of the Company according to its Methods of Accounting in which shall be recorded and reflected all of the contributions to the capital of the Company and all of the expenses and transactions of the Company. These books of account shall be kept at the Principal Place of Business of the Company. Each Member and his authorized representatives shall have at all times, during normal business hours, free access to and the right to inspect and copy, at the Member's expense, the books of account.

9.2   Financial Reports. Not later than four (4) months after the close of each fiscal year, the Company shall prepare a balance sheet showing in reasonable detail the financial condition of this Company as of the close of the fiscal year and a profit and loss statement showing the results of operations of this Company during the fiscal year. Tax information required for the preparation of the Members' federal income tax returns shall be prepared by the Company and delivered to the Members as soon as reasonably practicable after the end of each fiscal year.

9.3   Records. Records shall be kept at the corporate offices and be available for inspection at any time.

9.4   Fiscal Year. The fiscal year of the Company for both reporting and federal income tax purposes shall begin with the 1st day of January and end on the 31st day of December in each calendar year.

Article X
DISSOLUTION AND TERMINATION

10.1.Dissolution of Company. The term of the Company shall begin on the Effective Date and shall be dissolved and its business shall terminate upon the earliest occurrence of any of the events described in Section 608.441 of the Act (or a successor provision in the Act) unless all of the Members consent to continue the Company.

The Company shall continue to exist after the happening of any of the foregoing events solely for the purpose of winding up its affairs in accordance with the Act.

10.2   Procedure on Liquidation.   Unless the business of the Company is continued pursuant to the provisions of this Agreement, upon the dissolution of the Company, the person or persons required by law to wind up the Company's affairs shall liquidate the assets of the Company and apply the proceeds of liquidation for the fiscal year of liquidation.   A reasonable time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of its liabilities to minimize losses that might otherwise occur in connection with the liquidation. Upon liquidation and winding up of the Company, unsold Company property shall be valued to determine the gain or loss that would have resulted if the property were sold, and the Capital accounts of the members that have been maintained in accordance with this Agreement shall be adjusted to reflect the manner in which the gain or loss would have been allocated if the property had been sold at its assigned values.   Upon completion of the liquidation of the Company and distribution of the proceeds, the person supervising the liquidation shall file articles of dissolution with the Secretary of State.

10.3   Liquidation Proceeds.   The proceeds from the liquidation of the assets of the Company, the proceeds from the collection of the receivables of the Company, and the assets distributed in kind shall be distributed in the following order of priority:

10.3.1 first, to payment of debts and liabilities of the Company which are due and owing, except that expenses or debts that may be deferred in accordance with an agreement providing for deferral may be deferred to the extent that the Company expects to receive proceeds that can be used to satisfy the expenses and debts;

10.3.2 second, to the setting up of reserves to disburse in payment of contingent liabilities or obligations of the Company, and, at the expiration of the reserve period, the balance of the reserves, if any, shall be distributed as liquidating proceeds received at the end of the reserve period; and

10.3.3 third, to the Members in portion to and to the extent of the balances of their Capital Accounts.

All distributions pursuant to clause 10.3.3 shall be made no later than the end of the Company's fiscal year during which the liquidation of the Company occurs (or, if later, within 90 days after the date of the liquidation).

Article XI
MISCELLANEOUS

11.1   Notices.   All notices, payments, demands and communications required or permitted to be given by this Agreement shall be in writing and shall be deemed to have been delivered and given for all purposes (a) if delivered personally to the party or to an officer of the party to whom the same is directed or (b) whether or not the same is actually received, if sent by registered or certified mail, postage and charges prepaid, addressed to the addresses set forth on the signature page of this Agreement or to such other address as the Member from time to time

12

specifies by written notice to the Company. Any notice shall be deemed to have been given as of the date delivered if delivered personally, or three days after the date on which it was deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid. Any notice may be waived by the person entitled to receive the notice.

11.2   Section Captions. Section and other captions contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of any part of this Agreement.

11.3   Severability. Every provision of this Agreement is intended to be severable. If any term or provision is illegal or for any reason whatsoever, the illegality or invalidity shall not affect the validity of the remainder of this Agreement.

11.4   Amendments. The Members may amend this Agreement only by the unanimous approval of all of the Members.

11.5   Governing Law. This Agreement and the rights of the Members shall be governed by and construed and enforced in accordance with the laws of the State of Florida, and the Act as now in effect or as amended in the future shall govern and supersede any provision of this Agreement which would otherwise be in violation of the Act.

11.6   Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one Agreement.

11.7   Parties in Interest. Subject to the provisions contained in Article 9, every covenant, term, provision and agreement in this Agreement shall be binding upon and inure to the benefit of the successors and assigns of the Members.

11.8   Integrated Agreement. This Agreement constitutes the entire understanding and agreement of the Members with respect to its subject matter, and there are no agreements, understandings, restrictions, representations or warranties among the parties other than those set forth in this Agreement.

11.9   Number and Gender. Where the context so indicates, the masculine shall include the feminine and neuter, the singular shall include the plural and "person" shall include a corporation, limited liability company and other entities.

11.10   Effects of Inconsistencies of Agreement with Act. The Members agree to the terms and conditions of this Operating Agreement, as they may from time to time be amended, supplemented or restated according to its terms. The Members intend that this Operating Agreement shall be the sole source of the relationship among the parties, and except to the extent a provision of this Operating Agreement expressly incorporates federal income tax rules by reference to sections of the code or Treasury Regulations or is expressly prohibited or ineffective

13

under the Act, this Operating Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law. To the extent any provision of this Operating Agreement is prohibited or ineffective under the Act, this Operating Agreement shall be considered amended to the smallest degree possible in order to make such provision effective under the Act. If the Act is subsequently amended or interpreted in such a way as to validate a provision of this Operating Agreement that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. Each Member shall be entitled to rely on the provisions of this Operating Agreement, and no Member shall be liable to the company or to any other Member for any action or refusal to act taken in good faith reliance on this Operating Agreement.

NOTICE: EACH MEMBER HEREBY CERTIFIES THAT HE OR SHE HAS RECEIVED A COPY OF THIS OPERATING AGREEMENT AND FORMATION DOCUMENT OF CURRENCY TRACKING TECHNOLOGIES, LLC, A FLORIDA LIMITED LIABILITY COMPANY. EACH MEMBER REALIZES THAT AN INVESTMENT IN THIS COMPANY IS SPECULATIVE AND INVOLVES SUBSTANTIAL RISK. EACH MEMBER IS AWARE AND CONSENTS TO THE FACT THAT THE INTERESTS IN THE COMPANY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY SECURITIES ACT OF THE STATE OF FLORIDA. EACH MEMBER AGREES TO BE BOUND BY ALL OF THE TERMS AND CONDITIONS OF THIS AGREEMENT AND ARTICLES OF ORGANIZATION.

[Remainder of Page Left Blank Intentionally.]

IN WITNESS WHEREOF, this Operating Agreement of CURRENCY TRACKING TECHNOLOGIES, LLC, was adopted by the Managers of the company as of the date first above written.

MANAGERS:

By: _____
Elena Fuller

By: _____
Barbara Higgins

r

Exhibit "A"

Member		# Units	Percentage Interest
Elena Fuller		7,380,000	82.64%
Fred Rustmann		50,000	0.56%
Barbara L. Higgins		450,000	5.04%
W. Kenneth Greenwood Family Trust		50,000	0.56%
Florence H. Greenwood Family Trust		50,000	0.56%
Richard S. Coulson		100,000	1.12%
Peter B. Nissen		100,000	1.12%
Christopher S. Sawchuk		300,000	3.36%
Kerry J. Thompson		50,000	0.56%
Richard Chapin		300,000	3.36%
C. Sergio Vendetti and Christina Vendetti		100,000	1.12%
	Total	8.930,000	100.00%

Exhibit "A" Attested to by:

By: _____   Effective Date: November 15, 2018
Elena Fuller, Manager

MEMBERS:

By: _Barbara L. Higgins_ (signature)
Barbara L. Higgins

By: _____
W. Kenneth Greenwood Family Trust

By: _____
Florence H. Greenwood Family Trust

By: _____
Richard S. Coulson

By: _____
Peter B. Nissen

By: _____
Christopher S. Sawchuk

By: _____
Kerry J. Thompson

By: _____
Richard Chapin

By: _____/_____
C. Sergio Vendetti and Christina Vendetti

17

MEMBERS:

By: ______________________________
Barbara L. Higgins

By: W Kenneth Greenwood Family Trust
W. Kenneth Greenwood Family Trust

By: Florence H. Greenwood Family Trust
Florence H. Greenwood Family Trust

By: ______________________________
Richard S. Coulson

By: ______________________________
Peter B. Nissen

By: ______________________________
Christopher S. Sawchuk

By: ______________________________
Kerry J. Thompson

By: ______________________________
Richard Chapin

By: _______________/_______________
C. Sergio Vendetti and Christina Vendetti

17

MEMBERS:

By: _____
Barbara L. Higgins

By: _____
W. Kenneth Greenwood Family Trust

By: _____
Florence H. Greenwood Family Trust

By: _____
Richard S. Coulson

By: _____
Peter B. Nissen

By: _____
Christopher S. Sawchuk

By: _____
Kerry J. Thompson

By: _____
Richard Chapin

By: _____
C. Sergio Vendetti and Christina Vendetti

17

MEMBERS:

By: _____
       Barbara L. Higgins

By: _____
       W. Kenneth Greenwood Family Trust

By: _____
       Florence H. Greenwood Family Trust

By: _____
       Richard S. Coulson

By: _____
       Peter B. Nissen

By: _____
       Christopher S. Sawchuk

By: _____
       Kerry J. Thompson

By: _____
       Richard Chapin

By: _____/_____
       C. Sergio Vendetti and Christina Vendetti

17

MEMBERS:

By: _____
     Barbara L. Higgins

By:_____
     W. Kenneth Greenwood Family Trust

By: _____
     Florence H. Greenwood Family Trust

By: _____
     Richard S. Coulson

By: _____
     Peter B. Nissen

By: _Christopher S. Sawchuk_____
     Christopher S. Sawchuk

By: _____
     Kerry J. Thompson

By: _____
     Richard Chapin

By: _____/_____
     C. Sergio Vendetti and Christina Vendetti

17

MEMBERS:

By: _____
Barbara L. Higgins

By: _____
W. Kenneth Greenwood Family Trust

By: _____
Florence H. Greenwood Family Trust

By: _____
Richard S. Coulson

By: _____
Peter B. Nissen

By: _____
Christopher S. Sawchuk

By: _____
Kerry J. Thompson

By: _____
Richard Chapin

By: _____/_____
C. Sergio Vendetti and Christina Vendetti

17

MEMBERS:

By: _____
     Barbara L. Higgins

By:_____
     W. Kenneth Greenwood Family Trust

By: _____
     Florence H. Greenwood Family Trust

By: _____
     Richard S. Coulson

By: _____
     Peter B. Nissen

By: _____
     Christopher S. Sawchuk

By: _____
     Kerry J. Thompson

By: _Richard Chapin_____
     Richard Chapin

By: _____/_____
     C. Sergio Vendetti and Christina Vendetti

MEMBERS:

By: ______________________________
Barbara L. Higgins

By: ______________________________
W. Kenneth Greenwood Family Trust

By: ______________________________
Florence H. Greenwood Family Trust

By: ______________________________
Richard S. Coulson

By: ______________________________
Peter B. Nissen

By: ______________________________
Christopher S. Sawchuk

By: ______________________________
Kerry J. Thompson

By: ______________________________
Richard Chapin

By: [signature] / Christina Vendetti
C. Sergio Vendetti and Christina Vendetti

17